Exhibit 99.5

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2018

AS AT MARCH 25, 2019

TABLE OF CONTENTS

INTRODUCTORY NOTES	2
Forward-Looking Statements	2
Documents Incorporated by Reference	5
Non-GAAP Performance Measures	5
Currency and Metric Equivalents	6
Resource Category (Classifications) Used in this AIF	8
CORPORATE STRUCTURE	11
TASEKO’S BUSINESS	12
DESCRIPTION OF BUSINESS	14
Gibraltar Mine	18
Florence Copper Project	29
Aley Project	39
New Prosperity Project	40
Yellowhead Project	42
RISK FACTORS	43
DIVIDENDS	59
DESCRIPTION OF CAPITAL STRUCTURE	59
Share Capital	59
Senior Secured Notes	59
Ratings	60
MARKET FOR SECURITIES	61
DIRECTORS AND OFFICERS	62
Committees of the Board of Directors	63
Principal Occupations and Other Information	64
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	71
Potential Conflicts of Interest	72
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	73
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	73
TRANSFER AGENT AND REGISTRAR	73
MATERIAL CONTRACTS	73
INTERESTS OF EXPERTS	74
ADDITIONAL INFORMATION	74
AUDIT AND RISK COMMITTEE	75

FIGURES

FIGURE 1: LOCATION OF TASEKO’S PROPERTIES	13

APPENDIX A

Audit and Risk Committee Charter

INTRODUCTORY NOTES

Forward-Looking Statements

This Annual Information Form (“AIF”), including the documents incorporated by reference, contain forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) which may not be based on historical fact, including without limitation statements regarding our expectations in respect of future financial position, business strategy, future production, reserve potential, exploration drilling, exploitation activities, events or developments that we expect to take place in the future, projected costs and plans and objectives. Often, but not always, forward-looking statements can be identified by the use of the words “believes”, “may”, “plan”, “will”, “estimate”, “scheduled”, “continue”, “anticipates”, “intends”, “expects”, and similar expressions.

Examples of forward-statements made in this AIF, including the documents incorporated by reference, include:

●	our expectations for production at Gibraltar;

●	our expectations of the results of the Production Test Facility (“PTF”) at Florence;

●	our expectations for the permitting of commercial scale operations at Florence;

●	the expected timing of commencement, the related cost, and the method of financing, of construction for commercial scale operations at Florence;

●	our expectations for the market for copper and other commodities; and

●	our expectations with respect to legal outcome of litigation on the New Prosperity Project.

Such statements reflect our management’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and known or unknown risks and contingencies. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

●	uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;

●

changes in general economic conditions, the financial markets and in the demand and market price for our input costs, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

●	inherent risks associated with mining operations;

●	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;

●

uncertainties related to the accuracy of our estimates of mineral reserves (as defined below), mineral resources (as defined below), production rates and timing of production, future production and future cash and total costs of production and milling;

●	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

●	the availability of, and uncertainties relating to the development of, additional financing and infrastructure necessary for the development of our projects;

●	our ability to comply with the extensive governmental regulation to which our business is subject;

●	uncertainties related to the ability to obtain necessary title, licenses and permits for future development projects and project delays due to third party opposition;

●	our relationship with local communities may affect our existing projects and our development projects;

●	uncertainties related to First Nations claims and consultation issues;

●	uncertainties related to unexpected judicial or regulatory proceedings;

●	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;

●	our dependence solely on our 75% interest in the Gibraltar Mine (as defined below) for revenues;

●	our ability to extend existing concentrate off-take agreements or enter into new agreements;

●	environmental issues and liabilities associated with mining including processing and stock piling ore;

●	labor strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labor in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;

●	litigation risks and the inherent uncertainty of litigation;

●	the capital intensive nature of our business both to sustain current mining operations and to develop any new projects;

●	our reliance upon key personnel;

●	the competitive environment in which we operate;

●	the availability and effects of forward selling instruments to protect against fluctuations in copper prices;

●	the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

●	risks related to our indebtedness; and

●

other risks detailed from time-to-time in the Company’s annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

Such information is included, among other places, in this AIF under the headings “Taseko’s Business” and “Risk Factors”.

Should one or more of these risks and uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Material factors or assumptions involved in developing forward-looking statements include, without limitation, that:

●	the price of copper and other metals will not decline significantly or for a protracted period of time;

●	the Gibraltar Mine will not experience any significant production disruptions that would materially affect revenues;

●	grades and recoveries at Gibraltar and Florence remain consistent with current mine plans;

●	the Production Test Facility at Florence performs as designed;

●	there are no changes to any existing agreements or relationships with affected First Nations groups which would materially and adversely impact our operations;

●	there are no adverse regulatory changes affecting any of our operations;

●

exchange rates, prices of key consumables, costs of power, labour, material costs, supplies and services, and other cost assumptions at our projects are not significantly higher than prices assumed in planning;

●	our mineral reserve and resource estimates and the assumptions on which they are based, are accurate; and

●	we will have sufficient working capital and be able to secure additional funding necessary for the development and continued advancement of our projects.

These factors should be considered carefully and readers are cautioned not to place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list of risk factors is not exhaustive and it is recommended that prospective investors carefully consult the more complete discussion of risks and uncertainties facing the Company included under “Risk Factors” in this AIF for a more detailed discussion of these risks.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to future results, approvals or achievements. The forward-looking statements contained in this AIF and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company disclaims any duty to update any of the forward-looking statements after the date of the AIF to conform such statements to actual results or to changes in the Company’s expectations except as otherwise required by applicable law.

Documents Incorporated by Reference

Incorporated by reference into this AIF are the audited consolidated financial statements, together with the auditors’ report thereon, and Management’s Discussion and Analysis for Taseko Mines Limited (the “Company” or “Taseko”) for the year ended December 31, 2018. The financial statements are available for review on the SEDAR website located at www.sedar.com. All financial information in this AIF is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and expressed in Canadian dollars.

Non-GAAP Performance Measures

This AIF, including the documents incorporated by reference, includes the following non-GAAP performance measures: (i) total operating costs and site operating costs, net of by-product credits; (ii) adjusted net income (loss); (iii) EBITDA and Adjusted EBITDA; (iv) earnings from mining operations before depletion and amortization. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. See “Non-GAAP Performance Measures” in our Management’s Discussion and Analysis for the year ended December 31, 2018 for a reconciliation of these measures to the most directly comparable IFRS measure.

Currency and Metric Equivalents

The Company’s accounts are maintained in Canadian dollars and all dollar amounts herein are expressed in Canadian dollars unless otherwise indicated.

The following factors for converting Imperial measurements into metric equivalents are provided:

To Convert from Imperial	To Metric	Multiply by

acres	hectares	0.405
feet	metres	0.305
miles	kilometres	1.609
tons (2,000 pounds)	tonnes	0.907
ounces (troy)/ton	grams/tonne	34.286

In this AIF, the following capitalized terms have the defined meanings set forth below:

NYSE American	The NYSE American, being one of the two stock exchanges (together with the TSX) on which the Common Shares are listed.

ASCu	The weight percentage of copper per unit weight of rock that is acid soluble, including native copper.

Common Shares	The Company’s common shares without par value, being the only class or kind of the Company’s authorized capital.

Company	Taseko Mines Limited, including its subsidiaries, unless the context requires otherwise.

Carbonatite Deposit	Carbonatite deposits are igneous rocks largely consisting of the carbonate minerals calcite and dolomite, which contain the niobium mineral pyrochlore, rare earth minerals or copper sulphide minerals.

Concentrator	A type of mineral processing facility that converts raw ore from the mine into a metal concentrate that can then be sold to a smelter for further processing.

Epithermal Deposit	A mineral deposit formed at low temperature (50-200°C), usually within one kilometre of the earth’s surface, often as structurally controlled veins.

Flotation

Flotation is a method of mineral separation whereby, after crushing and grinding ore, froth created in a slurry by a variety of reagents causes some finely crushed minerals to float to the surface where they are skimmed off.

ISCR	In-situ copper recovery.

NSR	Net smelter return, a general proxy for the gross value of metals derived from concentrates delivered to a smelter for refining.

Mineral Deposit	A deposit of mineralization, which may or may not be ore.

Mineral Symbols	Ag – silver; Au – gold; Cu – copper; Pb – lead; Zn – Zinc; Mo – molybdenum; and Nb – niobium.

PTF

The Production Test Facility, a 24-well ISCR operation on the Florence Copper Project designed to prove the feasibility of extracting copper at the Florence Copper Project using in-situ mining methods.

Porphyry Deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Semi-autogenous Grinding (“SAG”)	SAG mills are essentially autogenous mills, but utilize grinding balls to aid in grinding like in a ball mill. A SAG mill is generally used as a primary or first stage grinding solution.

Solvent Extraction/ Electrowinning (“SX/EW”)

Solvent extraction is the technique of transferring a solute from one solution to another; for example when copper oxide is dissolved into solution, copper becomes the solute. Electrowinning is the process in which an electric current flows between a pair of electrodes (anode & cathode) in a solution containing metal ions (electrolyte). Metal is deposited on the cathode in accordance with the metal’s ability to gain or lose electrons. Since ion deposition is selective, the cathode product is generally high grade and requires little further refining.

Taseko	Taseko Mines Limited, including its subsidiaries, unless the context requires otherwise.

TSX	The Toronto Stock Exchange, being one of the two stock exchanges (together with the NYSE American) on which the Company’s Common Shares are listed.

Resource and Reserve Categories (Classifications) Used in this AIF

The discussion of mineral deposit classifications in this AIF adheres to the resource/reserve definitions and classification criteria developed by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM Council”) as required reporting standards in Canada and in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Estimated mineral resources fall into two broad categories dependent on whether their economic viability has been established and these are namely “resources” (economic viability not established) and “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Similarly reserves are sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows in accordance with the CIM Definition Standards on Mineral Resources and Reserves (the “2014 CIM Standards”) adopted by the CIM Council on May 10, 2014:

A “feasibility study” is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

A “Mineral Resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A “Mineral Reserve” is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The U.S. Securities and Exchange Commission require permits in hand or their issuance imminent to classify mineralized material as reserves.

A “pre-feasibility study” is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. A pre-feasibility is at a lower confidence level than a feasibility study.

A “Probable Mineral Reserve” is the economically mineable part of an Indicated Mineral Resource, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

“Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

The disclosure in this AIF, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada in accordance with NI 43-101 and the 2014 CIM Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101 and the 2014 CIM Standards.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act, effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7.

The SEC Modernization Rules include the adoption of definitions of terms, which are “substantially similar” to the corresponding terms under the 2014 CIM Standards that are presented above under “Resource and Reserve Categories (Classifications) Used in this AIF”.

We will not be required to provide disclosure on our mineral properties under the SEC Modernization Rules as we are presently a “foreign issuer” under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS between Canada and the United States. Accordingly, we anticipate that we will be entitled to continue to provide disclosure on our mineral properties in accordance with NI 43-101 disclosure standards and CIM Definition Standards. However, if we either cease to be a “foreign issuer” or cease to be able to entitled to file reports under the MJDS, then we will be required to provide disclosure on our mineral properties under the SEC Modernization Rules. Accordingly, United States investors are cautioned that the disclosure that we provide on our mineral properties in the AIF and under our continuous disclosure obligations under the U.S. Exchange Act may be different from the disclosure that we would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign issuer under the SEC Modernization Rules.

United States investors are cautioned that while the above terms under the SEC Modernization Rules are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any resources and reserves that we may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” and “proven mineral reserves” and “probable mineral reserves” under NI 43-101 would be the same had we prepared these estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not to assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described by these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that we report in this AIF are or will be economically or legally mineable.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

For the above reasons, information contained in this AIF and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CORPORATE STRUCTURE

Taseko Mines Limited was incorporated on April 15, 1966, pursuant to the Company Act (British Columbia). This corporate legislation was superseded in 2004 by the British Columbia Business Corporations Act which is now the corporate law statute that governs us. Our registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, and our head office is located at Suite 1500, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1.

The following is a list of the Company’s principal subsidiaries:

	Jurisdiction of Incorporation	Ownership
Gibraltar Mines Ltd. [1]	British Columbia	100%
Taseko Holdings Ltd.	British Columbia	100%
Aley Corporation	British Columbia	100%
Curis Resources Ltd. [2]	British Columbia	100%
Curis Holdings (Canada) Ltd. [2]	British Columbia	100%
Florence Copper Inc. [2]	Nevada, USA	100%
Yellowhead Mining Inc.	British Columbia	100%

1. Taseko owns 100% of Gibraltar Mines Ltd., which owns 75% of the Gibraltar Joint Venture.

2. Taseko owns 100% of Curis Resources Ltd., which owns 100% of Curis Holdings (Canada) Ltd., which owns 100% of Florence Copper Inc.

Gibraltar Joint Venture

On March 31, 2010, we established an unincorporated joint venture (“JV”) between Gibraltar Mines Ltd., and Cariboo Copper Corp. (“Cariboo”) over the Gibraltar copper and molybdenum mine (the “Gibraltar Mine” or “Gibraltar”), whereby Cariboo acquired a 25% interest in the Gibraltar Mine and we retained a 75% interest with Gibraltar Mines Ltd. operating the mine for the two JV participants. Under the related Joint Venture Formation Agreement (“JVFA”), the Company contributed to the Joint Venture substantially all assets and obligations pertaining to the Gibraltar Mine, and Cariboo paid the Company $187 million to obtain its 25% interest in the JV. Gibraltar Mines Ltd. continues to be the operator of the Gibraltar Mine under the Joint Venture Operating Agreement (the “JVOA”) which is filed at www.sedar.com. Cariboo is a Japanese consortium jointly owned by Sojitz Corporation (50%), Dowa Metals & Mining Co., Ltd. (25%) and Furukawa Co., Ltd. (25%).

TASEKO’s BUSINESS

Taseko is a Vancouver, B.C. headquartered mining company that is focused on the operation of the Gibraltar Mine, and on the development of the Florence Copper Project towards a production decision, and the advancement of its Aley, Yellowhead, and New Prosperity projects. Taseko seeks to create shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are capable of supporting a mine for ten years or longer.

Taseko’s mineral properties are summarized in the table below.

Project	Ownership Interest	Location	Principal Mineralization
Gibraltar Mine	75%	British Columbia	Copper/ Molybdenum/ Silver

Florence	100%	Arizona, USA	Copper

Aley	100%	British Columbia	Niobium

New Prosperity	100%	British Columbia	Copper/ Gold

Yellowhead	100%	British Columbia	Copper/ Gold

Harmony	100%	British Columbia	Gold

The map below highlights the location of our mineral properties:

Figure 1: Location of Taseko’s Properties

Gibraltar

Taseko’s principal operating asset is its 75% joint venture interest in the Gibraltar mine (“Gibraltar”) in British Columbia, Canada. Gibraltar is the second largest open pit copper mine in Canada, having produced 125 million pounds of copper in 2018 (on a 100% basis). Gibraltar also produces molybdenum and silver and has an expected mine life of at least 21 years based on Proven Mineral Reserves and Probable Mineral Reserves of 638 million tons at a grade of 0.26% copper equivalent as of December 31, 2018.

Between 2006 and 2013, the Company expanded and modernized the Gibraltar Mine ore concentrator, added a second ore concentrator, increased the mining fleet and made other production improvements at the mine. Following this period of mine expansion and capital expenditure, Gibraltar has achieved a stable level of operations and the Company’s focus is on further improvements to operating practices to reduce unit costs.

Florence

Taseko is proceeding with the development of the Florence Copper Project in Arizona. Taseko completed construction of the PTF for the Florence Copper Project in 2018. Wellfield operations commenced in the fourth quarter of 2018.

The second phase of the Florence Copper Project will consist of the construction and operation of the commercial ISCR facility. Completion of the ISCR production facility has an estimated capital cost of approximately US$204 million (plus reclamation bonding). Taseko expects to fund a portion of the required construction costs using debt financing. Taseko may also raise capital to fund construction through equity financings or asset sales, including royalties, sales of project interests, or joint venture.

Other Development Projects

Taseko has a diverse pipeline of wholly-owned development projects at various stages of technical and economic feasibility studies, including the Aley niobium project, the Yellowhead gold and copper project and the New Prosperity gold and copper project.

Taseko also owns the Harmony Gold Project, currently a dormant exploration stage gold property.

Corporate Strategy

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to acquire and develop a pipeline of projects. The Company continues to believe this will generate long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper, molybdenum and niobium. Taseko’s project focus is currently on the development of the Florence Copper Project where it has incurred expenditures of $36.5 million in 2018.

Three Year Development of Taseko’s Business

The following is a summary of the development of Taseko’s business over the last three financial years:

2016

The Gibraltar Mine achieved a stable level of operations and produced 133 million pounds of copper for the 2016 year.

At the Florence Copper project in 2016, the Arizona Department of Environmental Quality and the U.S. Environmental Protection Agency issued the two remaining permits required for construction and operation of the Florence Production Test Facility (“PTF”).

In February 2016, Taseko filed a civil claim in the B.C. Supreme Court against the Canadian federal government, in connection with its previous decision concerning the New Prosperity

Project. Taseko also proceeded with its request to amend the British Columbia environmental assessment certificate for the New Prosperity Project and filed a Notice of Work with the B.C. Ministry of Energy & Mines which will allow the Company to gather information to advance mine permitting under the Mines Act of British Columbia.

2017

In January 2017, the Company completed technical work on the Florence Copper Project which resulted in a significant improvement in project economics. The results are described in the report titled “NI 43-101 Technical Report, Florence Copper Project, Florence, Pinal County, Arizona” dated February 28, 2017, amended and restated December 4, 2017 prepared by Dan Johnson, P.E., a Qualified Person under NI 43-101, and is filed on www.sedar.com.

In September 2017, the Company received all necessary state and federal permits to build and operate the Florence Copper Production Test Facility (“PTF”) in Arizona, and the Company’s board of directors approved the construction of the PTF at an estimated cost of US$25 million.

In March 2017, the Company completed a US$33 million streaming agreement with Osisko Gold Royalties Ltd (“Osisko”) for Taseko’s 75% share of payable silver production from the Gibraltar Mine. In June 2017, the Company completed an offering of US$250 million aggregate principal amount of 8.75% senior secured notes due 2022 (the “2017 Secured Notes”). The Company used the net proceeds of the offering and a portion of its existing cash balance to fund the redemption of its US$200 million senior notes due 2019 and to repay a senior secured credit facility (due March 2019) and the related copper call option.

In July 2017, Gibraltar’s mining and milling operations were impacted by wildfires in the Cariboo region which limited employees’ ability to travel to the mine site, due to restrictions on road access and evacuation orders in the region.

2018

In 2018, construction of the PTF for the Florence Copper Project was completed on time and on budget. Wellfield operations commenced in the fourth quarter. The main focus of the PTF phase is to demonstrate to regulators and key stakeholders that hydraulic control of underground leach solutions can be maintained.

In December 2018, the Company entered into an agreement to acquire all of the outstanding common shares of Yellowhead Mining Inc. (“Yellowhead”) that it did not already own, in exchange for approximately 17.3 million Taseko common shares. The transaction was structured as a plan of arrangement pursuant to the Business Corporations Act (British Columbia) and required the approval of the Supreme Court of British Columbia and Yellowhead shareholders. Yellowhead shareholders voted to approve the acquisition and the transaction closed in February 2019.

Competitive Conditions

Copper prices have been on a downward trend over the last year, with prices decreasing by approximately 17% during 2018. The price of London Metals Exchange (“LME”) copper at the end of 2018 was US$2.71 per pound. Changes in Chinese economic demand, copper supply disruptions, global trade policies, interest rate expectations and speculative investment activity have all contributed to the recent price volatility. Despite the short-term volatility, management continues to believe that the copper market will benefit from tight mine supply going forward.

The Canadian dollar exchange rate has continued to remain at a substantial discount to the U.S. dollar. A weak Canadian dollar contributes to improved operating margins at Gibraltar as copper revenues are denominated in US dollars and approximately 80% of mine operating costs are paid in Canadian dollars.

Environmental Protection Requirements

Taseko’s mining, exploration and development activities in Canada are subject to various levels of Canadian Federal and British Columbia Provincial laws and regulations relating to the protection of the environment. Similarly, the Florence Copper Project is subject to various levels of US Federal and Arizona State laws and regulations relating to protection of the environment. All of the jurisdictions include requirements for closure and reclamation of mining properties as part of their regulatory framework.

The total liability for reclamation and closure cost obligations, as calculated in accordance with International Financial Reporting Standards, at December 31, 2018 was $97.9 million. This amount represents the present value of the estimated future costs of planned and anticipated closure and remediation activities, assuming a pre-tax discount rate of 2.2% and an inflation rate of 1.7%.

Environmental and Sustainability Policy

Taseko is committed to continual improvement towards the protection of human health and the stewardship of the environment. Taseko recognizes that responsible environmental management is critical to our success and has committed that it will:

●	Consider the environmental impacts of its operations and take appropriate steps to prevent environmental pollution;

●	Comply with relevant environmental legislation, regulations and corporate requirements;

●	Integrate environmental policies, programs and practices into all activities;

●	Ensure that all employees and service providers understand their environmental responsibilities and encourage dialogue on environmental issues;

●	Develop, maintain and test emergency preparedness plans to ensure protection of the environment, employees and the public;

●	Work with government and the public to develop effective and efficient measures to improve protection of the environment, based on sound science; and

●	Maintain an environmental committee to review environmental performance, objectives and targets, and to ensure continued recognition of environmental issues as a high priority.

Employees

As at December 31, 2018, the Company had the following employees and contractors:

Location	Full-time Salaried	Hourly	Contractors
Vancouver	18	-	2
Gibraltar	146	523	17
Florence, USA	13	11	2
Total	176	527	16

Health, Safety and Environmental Policy

Taseko provides safe and healthy working conditions, and has established operating practices which safeguard employees and physical assets.

To achieve this goal, the Company commits to:

●	Meeting or exceeding all industry standards and legislative requirements;

●	Developing and enforcing safe work rules and procedures;

●	Providing employees with the information and training necessary for them to perform their work safely and efficiently;

●	Acquiring and maintaining materials, equipment and facilities so as to promote good health and safety; and

●	Encouraging employees at all levels to take a leadership role in incident prevention by reporting and/or correcting unsafe situations.

Taseko places a high priority on the continuous improvement of performance in the areas of employee health and safety at the workplace and protection of the environment. The Gibraltar Mine’s 2018 results of zero loss time accidents, and zero accidents that affected the environment, are both a reflection of that priority and of the general standard of work at that site. Taseko does not have access to comparable data for environmental performance, but Gibraltar’s zero loss time accidents is once again an industry leading performance in an industry that prides itself on their ability to have their employees come to work and then return home safely. Gibraltar received the Province of British Columbia Ministry of Energy and Mines John Ash Award for the years 2015, 2016, and 2017 and received it again for 2018. This award goes to the mine in British Columbia that has worked more than one million hours with the lowest injury frequency rate.

Taseko has applied the same priority on health, safety, and environmental performance during the construction of the Florence Copper PTF and the methods and culture at Gibraltar are being imported and implemented as the PTF enters the operations phase.

MINERAL PROPERTIES

Our material properties are the Gibraltar Mine and the Florence Copper Project. Information regarding the Gibraltar Mine and the Florence Copper Project is based on current technical reports available on SEDAR, as updated by the Company’s Vice President, Engineering, Scott Jones, P. Eng and Vice President and General Manager, Dan Johnson, P.E. Information regarding our other projects, Aley, New Prosperity and Yellowhead, has been prepared by Scott Jones, P. Eng.

Gibraltar Mine

Unless stated otherwise, information of a technical or scientific nature related to the Gibraltar Mine contained in this AIF (including documents incorporated by reference herein) is summarized or extracted from a technical report entitled “Technical Report on the Mineral Reserve Update at the Gibraltar Mine” dated June 15, 2015 (the “Gibraltar Technical Report”), prepared by Scott Jones, P. Eng. filed on Taseko’s profile at www.sedar.com and updated with production and development results since that time. Mr. Jones is employed by the Company as Vice-President, Engineering and is a “Qualified Person” as defined by Canadian securities regulatory instrument NI 43-101.

Project Description, Location, and Access

The Gibraltar open pit mine and related facilities are located 65 kilometres north of the town of Williams Lake and are centered at latitude 52o 30’N and longitude 122o 16’W in the Cariboo Mining Division. Williams Lake is approximately 590 kilometres north of Vancouver, British Columbia.

Access to the Gibraltar Mine from Williams Lake is 45 kilometres via Highway 97 to McLeese Lake, and then 20 kilometres by paved road to the mine site.

The Gibraltar Mine property consists of 244 tenures held as summarized in Table 1 below.

Table 1: Mineral Tenures – Gibraltar Mine

Tenure Type	Number	Area (ha)
Claims	212	19,815
Leases	32	2,275
Total	244	22,090

There are 32 mining leases at the Gibraltar Mine which are valid until at least October 2033 as long as renewal fees, which are due on an annual basis, are paid. Rights to use the surface accompany each mining lease. There are 212 claims included in the Gibraltar property tenure package. One of these claims is due to expire in June 2019, and the remainder are due to expire in May 2021 or later. It is intended that all leases and claims will be renewed prior to their renewal fees being due (in the case of the leases) and prior to their expiry (in the case of the claims).

There are several land parcels for which surface rights were purchased outright. There is one fee simple lot at the Gibraltar Mine on which the plant site is located and annual taxes are paid. In addition, the Gibraltar Mine holds three other land parcels.

In March 2017, Taseko entered into an agreement to sell its 75% share of payable silver production from the Gibraltar Mine to Osisko Gold Royalties Ltd. There are no other royalties, overrides, back-in rights, payments or other agreements to which the project is subject.

There are no significant factors or risks that might affect access, title or ability to perform work on the property.

History

In 1964, Gibraltar acquired a group of claims in the McLeese Lake area from Malabar Mining Co. Ltd.

Canadian Exploration Limited (Canex), at that time a wholly-owned subsidiary of Placer Development (Placer), and Duval Corporation (Duval) had also been exploring on claims known as the Pollyanna Group which they had acquired adjacent to Gibraltar’s claims. In 1969 Canex and Duval optioned the Gibraltar property. In 1970 Canex acquired Duval’s remaining interest to hold both properties.

Placer began construction of the mine in October 1970. The concentrator commenced production in March 1972 and was fully operational by April 1972. A cathode copper plant with an annual capacity of 10 million pounds of market-ready copper metal began operation in October 1986.

In October 1996, Westmin Resources Limited (“Westmin”) acquired 100% control of Gibraltar and in December 1997, Boliden Limited Westmin (Canada) Limited (“Boliden”) acquired Westmin. In March 1998, Boliden announced that it would cease mining operations at the Gibraltar Mine at the end of 1998.

In July 1999, Taseko’s subsidiary, Gibraltar Mines Ltd., purchased the Gibraltar Mine assets from Boliden and certain of its affiliates, including all mineral interests, mining and processing equipment and facilities, and assumed responsibility for reclamation obligations.

From 1999 to 2004, Taseko geologists and engineers sought to better define known resources and explored for additional mineralized material. The on-site staff completed on-going reclamation work and maintained the Gibraltar Mine for re-start. Operating and environmental permits were kept in good standing. The mine re-opened in October 2004.

Gibraltar has been owned and operated as an unincorporated joint venture between Taseko and Cariboo since March 31, 2010. The Company’s wholly-owned subsidiary, Gibraltar Mines Ltd. and Cariboo hold 75% and 25% beneficial interests in the Joint Venture, respectively.

Gibraltar increased design mill capacity to 55,000 tons per day in 2011. Gibraltar further increased design mill capacity to 85,000 tons per day in 2013 through installation of a complete independent second concentrator and a stand-alone molybdenum separation plant.

Total production since 1972 is 616 million tons of ore producing 3.2 billion pounds of copper in concentrate, 102 million pounds of cathode copper and 37 million pounds of molybdenum.

Geological Setting, Mineralization, and Deposit Types

The Gibraltar deposits are hosted by the upper Triassic Granite Mountain batholith, located within a wedge of Mesozoic and Palaeozoic rocks bounded on the west by the Fraser Fault system and on the east by the Pinchi Fault system. The Granite Mountain Batholith is a composite body consisting of three major phases; Border Phase diorite, Mine Phase tonalite, and Granite Mountain trondjhemite. Contacts between the major phases are gradational over widths ranging from two metres to several hundred metres. The regional deformation was accompanied by localized metasomatic alteration and associated sulphide deposition that led to the concentration of copper mineralization in specific areas of the batholith.

There are currently five defined mineralized zones on the Gibraltar Mine property. They are the Pollyanna, Granite, Gibraltar, Connector, and Extension zones. They occur in a broad zone of shearing and alteration.

Two major ore structure orientations have been recognized; the Sunset and Granite Creek systems. Ore host structures of the Sunset system are mainly shear zones, with minor development of stockworks and associated foliation lamellae whereas oriented stockworks with associated pervasive foliation lamellae predominate in the Granite Creek system.

Pyrite and chalcopyrite are the principal primary sulphide minerals. Small concentrations of other sulphides are present in the Gibraltar ores with molybdenite being a minor but economically important associate of chalcopyrite in the Pollyanna, Granite, and Connector deposits.

Exploration

A property-scale Induced Polarization (“IP”) geophysical survey was designed and initiated in August 2000. Field activities included 237 kms of line cutting and some 220 kms of IP survey. Several deposit scale anomalies external to current reserves were identified and drill tested in 2003.

In 2011, Gibraltar Mines Ltd. had an airborne ZTEM electromagnetic and magnetic survey flown over its then existing claims surrounding the Gibraltar mine. A total of some 690 line kilometres of Z-Axis Tipper electromagnetic and magnetic data was collected.

In 2015, a ground magnetometer survey was performed over 36.6 line kilometres on four mineral claims.

In 2017, two geophysical surveys were conducted over the Gibraltar NW area by Walcott & Associates. The first consisted of an airborne magnetics survey flown over the property. The survey covered a total of 346 line-km flown along northeast orientated lines at 100 m spacings. The second survey consisted of a ground IP survey that covered a total of 41.5 line-km along 11 northeasterly orientated lines with spacing between 200 and 400 metres. The collected data was used to target a diamond drill program which consisted of two exploration diamond drill holes totaling 3,941’ (1,201.4m) in the area northwest of the current Extension Resource.

Drilling

From 1999 to 2004, Taseko geologists and engineers sought to better define known resources and explored for additional mineralized material. A core drilling program for pit definition for the Granite Lake and PGE Connector deposits and property exploration at the 98 Oxide Zone was carried out between September and November 2005. A further drilling program carried out in 2006 was designed to define the mineral resources between the existing pits by tying together the extensive mineralization zones, and to test for additional mineralization at depth.

The 2007 program tested a number of targets to define further mineralization, provided definition drilling in the Pollyanna-Granite saddle zone and Granite West areas and included condemnation drilling for the proposed extensions of both the #5 and #6 Dump footprints. The targets for further mineralization were Gibraltar South, Pollyanna North IP anomaly, Granite South and the Gunn Zone.

The 2008 exploration program was conducted on the southern and eastern margins of the Gibraltar pit and northwest of the Gibraltar West pit. The objective was to upgrade identified inferred resources to indicated or measured categories through “in-fill” drilling. Holes drilled in the Gibraltar West pit area were incorporated into the 2008 reserve estimate for the new Gibraltar Extension Pit.

The 2010 program was conducted on the northern and western margins of the Gibraltar Pit, and one hole on the southwest margin. The objective was to define the ultimate limit of the Gibraltar Pit to the north and west. The 2010 drilling program met the objective of delineating mineralization to the north and west of the Gibraltar Pit. A total of 28,129 feet was drilled in 34 drill holes in 2010.

The 2011 program was aimed at identifying mineralization down-dip of the Gibraltar and Granite deposits. A total of 12,229 feet were drilled in 5 holes. A deep zone of anomalous copper and molybdenum mineralization encountered in drill-hole 2011-003 extends from approximately 2,600 to 3,700 feet and consists of intermittent intercepts grading up to 1.3% TCu and 0.4% Mo.

In 2013, there were two drill programs completed, one in the summer and the other in the fall. Both programs targeted the projected mineralization south of the current Granite Pit. A total of 38,068 feet in 31 holes were drilled between the two programs.

In early spring of 2014, a resource drill program commenced targeting the Connector pit and the area between Gibraltar East and Granite Pit. At the same time a geotechnical drill program was undertaken. Between the two programs a total of 38 holes were drilled with a cumulative length of 37,456 feet. The main goals of the drilling programs were (1) to collect high-quality geological, geotechnical and assay data, (2) to improve the geological understanding of the ore body, and (3) to increase the drill density within and confidence level of the resource model.

In late 2015, one exploration drill hole was drilled to expand the current known mineralization northwest of the Extension deposit. The total depth of the hole was 2,507 feet. A significant interval of copper was encountered at above reserve grade. The mineralization to the west, northwest and at depth is open. More drilling is needed to confirm if the Extension pit can be expanded to include this material.

In 2016, two drill programs were completed. The first program targeted the conversion of resource material from inferred to measured/indicated at the Granite and Pollyanna deposits. This reserve definition program totaled 35 holes with a cumulative length of 29,342 feet. The second program was an exploration program that targeted the extension of the mineralization discovered in the 2015 exploration hole. Drilling totaled 14,432 feet in 7 holes. The preliminary exploration results were positive with the best results received from the northwestern most hole.

In 2017, two drill programs were completed. The first program targeted the conversion of resource material from inferred to measured/indicated at the Granite, Pollyanna and Connector deposits. This reserve definition program totaled 38 holes with a cumulative length of 38,961 feet. The second program was an exploration program that targeted the extension of the mineralization discovered in the 2015/2016 exploration drilling with 4 holes with a cumulative length of 7,996 feet. This program had 2 phases: two holes (4,055 feet) drilled between January 4, 2017 and February 14, 2017 and two holes (3,941 feet) drilled between September 15, 2017 and October 3, 2017. The exploration results received have expanded the known mineralization to the west, northwest and at depth with the 2016 and 2017 drilling and remains open in these directions. More drilling is needed to prove up the extent of this mineralization.

Sampling, Analysis, and Data Verification

Over 135,000 samples have been taken for total copper analysis from drilling at Gibraltar since 1965. About 95% of these samples were also assayed for molybdenum, 52% for acid soluble copper, 41% for multi-element ICP and 30% for gold. Essentially all rock drilled and recovered is sampled in 10 ft intervals. Unconsolidated overburden material, where it exists, is generally not recovered by core drilling and therefore not usually sampled.

From discovery in 1965 through mine start-up in 1971, and since mine re-start in 2004, assays on exploration drill samples have been performed by reputable, independent third party analytical laboratories. Mine laboratory personnel performed all exploration drill sample analyses from 1979 to 2003.

Well-documented sample preparation, security and analytical procedures used on the Gibraltar drill programs since 1999 have been carried out in an appropriate manner consistent with common industry practice. The results are supported by many years of mine production. A significant amount of due diligence and analytical QAQC for copper and molybdenum has been completed on the samples that were used in the current mineral resource/reserve estimate. The quality of the work performed on the digital database provides confidence that it is of good quality and acceptable for use in geological and resource modeling of the Gibraltar deposits.

Details of sample preparation, assay laboratories, security, and data verification used in the Gibraltar drill hole sampling and analytical programs is documented in the Gibraltar Technical Report. Sample preparation, security and data verification protocols since the Gibraltar Technical Report continue to apply these same procedures and standards.

Mineral Processing and Metallurgical Testing

Sulphide ore from the Gibraltar deposits has been processed on-site since 1972 and run of mine oxide ore has been leached since 1986. The current mineral reserves are contained within zones which have been significantly mined, with the exception of the Extension Zone. Metallurgical testing associated with the Extension Zone returned results consistent with the rest of the mineralized zones.

The basis for predictions of copper concentrate flotation recovery is plant performance data from both of the existing concentrators based on sulphide and oxide content. Copper recovery averages 88% over the remaining operating period of the reserves.

Closed circuit cleaner locked cycle tests on Gibraltar bulk copper concentrate provide recovery values in the range of 90 to 93% at a final molybdenum grade greater than 50%. Applying the predicted molybdenum recovery from the locked cycle tests to the average bulk flotation circuit molybdenum recovery supports the molybdenum recovery of 50% used in economic calculations.

The basis of the predictions of copper cathode produced from heap leaching and subsequent solvent extraction is based upon historical leaching recovery curves. These curves take into account the annual recovery declination from the date of material placement.

Mineral Resource and Mineral Reserve Estimates

The Gibraltar Mine mineral resources and reserves are based on the published reserves as of December 31, 2014, as documented in the Gibraltar Technical Report and reflect depletion due to mining from 2015 to 2018.

The reserve estimate uses long-term metal prices of US$2.75/lb for copper and US$11.00/lb for molybdenum and a foreign exchange rate of C$1.00=US$0.85.

The proven and probable sulphide reserves as of December 31, 2018, are tabulated in Table 2 below.

Table 2: Gibraltar Mine Sulphide Mineral Reserves at 0.15% Copper Cut-off

Pit	Category	Tons (millions)(1)	Cu (%)	Mo (%)
Connector	Proven	153	0.25	0.010
	Probable	14	0.22	0.008

	Subtotal	167	0.25	0.010
Gibraltar	Proven	153	0.25	0.009
	Probable	111	0.23	0.008

	Subtotal	264	0.24	0.009
Granite	Proven	58	0.27	0.009
	Probable	8	0.26	0.007

	Subtotal	66	0.27	0.009
Extension	Proven	50	0.33	0.002
	Probable	1	0.26	0.001

	Subtotal	51	0.33	0.002
Pollyanna	Proven	84	0.25	0.007
	Probable	5	0.23	0.003

	Subtotal	89	0.25	0.007
Total		638	0.26	0.008
(1)	Totals may not add due to rounding.

There are also oxide reserves as shown in Table 3 below. These oxide reserves as of December 31, 2018 are in addition to the sulphide reserves stated in Table 2.

Table 3: Gibraltar Mine – Oxide Mineral Reserves at 0.10% ASCu Cut-off

Pit	Category	Tons (millions)(1)	ASCu (%)
Connector	Proven	1	0.15
	Probable	14	0.15

	Subtotal	15	0.15
Gibraltar	Proven	-	0.00
	Probable	1	0.18

	Subtotal	1	0.18
Extension	Proven	-	0.00
	Probable	-	0.00

	Subtotal	-	0.00
Pollyanna	Proven	-	0.00
	Probable	1	0.12

	Subtotal	1	0.12
Total		18	0.15
(1)	Totals may not add due to rounding.

The resource estimate uses long-term metal prices of US$3.50/lb for copper and US$11.00/lb for molybdenum and a foreign exchange rate of C$1.00=US$0.90.

The mineral reserves stated in Table 2 above are contained within the mineral resources as of December 31, 2018 indicated in Table 4 below:

Table 4: Gibraltar Mine Mineral Resources at 0.15% Copper Cut-off

Category	Tons (millions)	Cu (%)	Mo (%)
Measured	726	0.26	0.008
Indicated	255	0.24	0.007
Total	981	0.25	0.008

The mineral resource and reserve estimations were completed by Gibraltar Mine staff under the supervision of Scott Jones, P.Eng., Vice-President, Engineering, a Qualified Person under NI 43-101 and the author of the Gibraltar Technical Report. Mr. Jones has verified the methods used to determine grade and tonnage in the geological model, reviewed the long-range mine plan, and directed the updated economic evaluation.

Mining Operations

The Gibraltar Mine is a typical open pit operation that utilizes drilling, blasting, cable shovel loading and large-scale truck hauling to excavate rock. The Gibraltar Mine is planned for excavation of sulphide mineralized material of sufficient grade that it can be economically mined, crushed, ground and processed to a saleable product by froth flotation.

Rock containing lower grade sulphide mineralization or oxide mineralization is also mined but is not immediately processed. The lower grade sulphide material is stockpiled for later processing in the concentrator. In addition, a portion of the low grade sulphide material and all of the oxide material can be leached with a highly diluted sulphuric acid, which is naturally assisted by bacterial action, and the resultant copper sulphate solution can be processed to cathode copper in the Gibraltar Mine’s SX/EW plant.

The strip ratio over the remaining 21 year operating period of the reserve will average 1.8. Strip ratio refers to the ratio of the amount of waste material required to be mined in order to extract a unit of ore. For example, a 3:1 stripping ratio means that mining one tonne of ore will require mining three tonnes of waste rock. While the annual strip ratio generally decreases with time, the strip ratio will vary and be managed over the course of the mine life based on exchange rates, commodity prices, and grade distribution during annual and mid-range mine planning process to optimize the economic performance of the operation.

Processing and Recovery Operations

The processing facilities at the Gibraltar Mine consist of two separate bulk sulphide concentrators, a dedicated molybdenum flotation plant, and a series of leach piles which feed a solvent extraction and electrowinning (“SX/EW”) facility.

Run of mine ore is fed to the two sulphide concentrators in parallel at a combined design rate of approximately 85,000 tons per day. These two bulk concentrators, while differing in size, follow the same process path. Ore is fed to primary crushing with the product reporting to a closed circuit SAG/Ball comminution stage. Ground ore is processed through a rougher flotation stage. Tailings from the rougher flotation stage are pumped to a storage facility, while the concentrate is reground and processed through two further cleaner flotation stages. Final bulk concentrate contains both copper and molybdenum values.

The bulk concentrate from both facilities is combined and processed through a single molybdenum flotation plant. The bulk concentrate is floated in a rougher stage which depresses the copper values and selectively recovers molybdenum. The underflow from this plant is the site’s final copper concentrate. This copper concentrate is dewatered and shipped in bulk to market. The rougher concentrate is reground and processed through two further cleaner flotation stages. Molybdenum final concentrate from this plant is dewatered and bagged, and subsequently shipped to market. The molybdenum flotation plant was restarted in September 2016 after being idled in July 2015 during a decline in molybdenum prices.

Oxide ore from the mine is delivered to oxide leach dumps. The SX/EW plant is designed to extract copper from the pregnant leach solutions (“PLS”) collected from the site’s leach dumps. Acidic solution is passed through the leach pile and extracts copper in the form of copper ions in this PLS. This copper laden solution is delivered to the SX/EW plant via collection ditches, ponds and pumping where required. The process takes PLS and selectively extracts the copper ions in solvent extraction mixer-settlers. The copper is transferred from this acid solution to an organic phase and finally to a clean electrolyte. The electrolyte is filtered and heated before being passed through the electrowinning cells where the copper is plated out on stainless steel cathodes. The resultant high quality cathode copper is bundled and sold. The barren solution leaving the plant, raffinate, is pumped back to leach additional copper from the leach piles. This system is operated intermittently as conditions allow.

Gibraltar’s copper concentrate has an approximately 28% copper content grade and no significant deleterious elements. Gibraltar copper cathode is nominally 99.9%+ pure copper.

Infrastructure, Permitting and Compliance Activities

The Canadian National Railway (“CN”) has rail service to facilitate the shipping of copper concentrates to Vancouver Wharves, owned and operated by Kinder Morgan in North Vancouver, British Columbia. The Company operates the concentrate rail load-out facility on the CN rail line at Macalister, 26 kilometres from the mine site. This facility is in place under an evergreen lease with CN. The Company owns a portion of the land upon which the facility is located with the remainder being leased to CN by BC Rail.

Electricity is obtained from BC Hydro. Natural gas is provided by Fortis BC. The communities of Williams Lake and Quesnel are sufficiently close to the site to supply goods, services, and personnel to the Gibraltar Mine. The Gibraltar Mine had over 680 active personnel at the end of December 2018. Make-up fresh water for the mine site is obtained from a set of wells on the Gibraltar Mine property. Process facilities operate using reclaimed water from the existing tailings storage facility.

Water currently stored in the Gibraltar Pit will be transferred to the completed Granite pit starting in early 2025. This will require the construction of a bulk pit dewatering system.

Relocation of the in-pit crusher feeding concentrator 1 will need to be completed by 2023 prior to starting phase 2 of the Connector Pit.

With the current design parameters and tailings deposition plan, the tailings facility footprint will accommodate tailings storage until at least 2033. It is anticipated that actual tailings deposition performance will enable deposition of all tailings generated in the reserve mine plan within the existing facility footprint.

All material regulatory authorizations and permits are in place to extract the reserves described in this report with the exception of:

●	A small extension of lease boundary to include the Extension Pit by 2032.

●	Periodic amendments of PE-416 and M-40 for pit wall pushbacks, water discharge, and waste rock and tailings storage.

Other permit considerations include approvals required for route changes to the access road, hydro transmission line, natural gas line, and water discharge pipeline in order to complete development of the Extension Pit which is scheduled to start in 2032. Approvals will be sought as required.

There have been no material environmental non-compliance incidents since the mine reopened in 2004.

Capital and Operating Costs

As the majority of the mine’s facilities are in place and operating, the only capital requirements are for the relocation of the in-pit crusher/conveyor system and electrical substation, bulk pit dewatering, specific tailings and water discharge related activities, and sustaining capital to maintain the integrity of the mining and processing equipment.

The total anticipated site capital requirements over the next 21 years are summarized in Table 5.

Table 5: Capital Cost Summary

Area	Total Capital (in millions)
Bulk Pit Dewatering	$14
Tailings and Water Reclaim/Discharge	$5
Crusher Relocation	$36
Pit Substation Relocation	$3
Road and Gas Line Relocation	$5
General Sustaining	$193
Total	$256

Average estimated unit site operating costs over the next 21 years are summarized in Table 6:

Table 6: Site Operating Cost Summary

Operating Category	Life of Mine Cost
Mining cost/ton mined[1]	$1.82
Milling cost/ton milled	$3.90
General and Administrative cost/ton milled	$0.90
Total operating cost/ton milled	$9.90
[1] Mine cost/ton milled is $5.10 at a strip ratio of 1.8:1.

The basis for capital and operating cost estimates is documented in the Gibraltar Technical Report.

Exploration, Development, and Production

Gibraltar is pursuing initiatives to improve recovery, concentrator throughput, and mine cost and productivity. Continued improvement in any or all of these areas will have not only positive economic implications but could increase the size of the reserve pits under current commodity assumptions and/or impact the optimum cut-off grade.

Florence Copper Project

Unless stated otherwise, the information of a technical or scientific nature related to the Florence Copper Project contained in this AIF is summarized or extracted from the technical report entitled “NI 43-101 Technical Report, Florence Copper Project, Florence, Pinal County, Arizona” dated February 28, 2017, amended and restated December 4, 2017 (the “Florence Copper Technical Report”) prepared by Dan Johnson, P.E., who is a Qualified Person as defined by NI 43-101 and filed on www.sedar.com under Taseko’s profile.

Project Description, Location and Access

The Florence Copper Project (or “Florence Copper”) is an advanced-stage oxide copper project controlled 100 percent by Taseko Mines Limited. The project hosts a buried porphyry copper deposit that is amenable to in-situ copper recovery (“ISCR”) and solvent extraction-electrowinning (“SX/EW”) copper production.

Florence Copper is located in the Sonoran Desert of Pinal County in south-central Arizona at latitude 33° 02’ 49” North and longitude 111° 25’ 48” West within the limits of the Town of Florence. The Florence Copper site entrance is 14 miles by paved highway from Interstate 10 and can be accessed from the center of the Town of Florence via 4 miles of highway (AZ-79 and Hunt Highway). The Copper Basin Railway, a federally regulated shortline railroad, is located 100 feet north of Hunt Highway adjacent to the project site and provides rail access between the Town of Winkelman and the Union Pacific Railroad at the Magma loading station near Interstate 10.

The Florence Copper property is 1,342 acres and consists of two contiguous parcels of land, including 160 acres of leased State Trust Land. Florence Copper owns surface and subsurface rights to 1,182 acres of patented land held in fee simple that includes the majority of the project area. The patented land is subject to annual property taxes and falls within the jurisdiction of the Town of Florence for zoning and land use. Florence Copper also holds Arizona State Mineral Lease 11-26500 that includes approximately 160 acres of surface and subsurface mineral rights on Arizona State Trust Lands, which is not subject to the jurisdiction of the Town of Florence for land use. The Arizona State Mineral Lease term is from December 2013 through to December 2033 and is renewable with Florence Copper having the preferred right to renew thereafter. The mineral lease requires annual rent to be paid to the State of Arizona and includes a royalty requirement on production from the mineral lease land. The Arizona State Mineral Lease is in good standing and the State Trust Lands overlie approximately 42 percent of the targeted copper resource.

There are three separate royalties applicable to Florence Copper. The land subject to Arizona State Mineral Lease 11-26500 is subject to a royalty payable to the State of Arizona based on a percentage (between 2% and 8% according to a “Copper Index Price”) of the gross value of minerals produced. A 3% “Net Returns” royalty on the entire property is payable to Conoco Inc. and a 2.5% “Net Profits Interest” royalty applicable to the patented land is payable to BHP Billiton.

Although there are some limited environmental liabilities on the project site relating to historical mining and exploration activities conducted by previous owners, these are managed by the company and do not pose a risk to access, title or the ability to perform work on the project.

The patented land portion of the project was subject of a legal non-conforming use litigation which was recently resolved in the Company’s favour. Further legal details are included in the section of this AIF entitled “Legal and Permitting”.

History

The project has had four previous owners whose primary business is exploration and mining development including Continental Oil Company (“Conoco”), Magma Copper Company (“Magma”), BHP Copper Inc. (“BHP”) and Curis Resources Ltd. (“Curis”). BHP conveyed the land constituting the Florence Copper Project to Florence Copper Inc. on May 2000. In the years between 2002 and 2009 the ownership of the private property passed through a number of companies including Roadrunner Resorts LLC, WHM Merrill Ranch Investments LLC, The Peoples Bank, and Merrill Ranch Properties LLC. Ownership of Arizona State Mineral Lease 11-26500 remained with Florence Copper Inc. which was acquired by Felix-Hunt Highway LLC in 2008. Curis purchased the surface rights and all of the mineral rights to the 1,182 acre private land component of the Florence Copper Project in December 2009. In February 2010, Curis obtained assignment of Arizona State Mineral Lease 11-26500 completing the land holdings that form the Florence Copper site. Curis was acquired by Taseko in November 2014.

Conoco discovered the Florence Copper deposit in 1970 while executing an exploratory drilling program southwest of Poston Butte. From 1970 to 1977 Conoco completed approximately 620,000 feet of exploration drilling in 612 drill holes. In 1974, Conoco mined approximately fifty thousand tons of mineralized material from a single-level, underground mine designed to collect samples for metallurgical and geological testing. Metallurgical testing of the recovered material was performed using a small plant built on the property. The mine shafts are now capped at the ground surface and the mine is flooded.

Magma acquired the property from Conoco in July 1992 and initiated a Pre-Feasibility Study to verify the Conoco work and to determine the most effective technology for extracting copper from the deposit. The results from copper resource modeling, metallurgical testing, material property testing, and financial analysis supported the conclusion that the preferred method for development of the property was ISCR and SX/EW to produce cathode copper. Magma also completed approximately 150,000 feet of exploration drilling in 172 drill holes over the period from 1994 to 1996.

In January 1996, Broken Hill Proprietary Company Limited of Australia acquired Magma and created BHP. In 1998, BHP conducted a 90-day field optimization ISCR test to demonstrate hydraulic control, gather copper recovery and other technical data for a feasibility study. The outcome of the study confirmed to regulatory agencies that production wells could be efficiently installed into the mineralized zone, hydraulic control of the injected and process solutions could be maintained and documented, and that the ISCR method was a viable method for copper extraction at Florence Copper. BHP also completed approximately 17,000 feet of exploration drilling in 21 drill holes in 1997.

After completing the acquisition of Florence Copper in February 2010, Curis conducted approximately 8,000 feet of drilling in 6 drill holes to verify previous results, provide metallurgical samples, and information for further project development. Curis performed detailed data verification and generated a new resource model for the project as well as undertaking a metallurgical program focused on simulating in-situ conditions by using whole core box leach tests.

Geological Setting, Mineralization and Deposit Types

The Florence Copper Project hosts a porphyry copper deposit consisting of a large core of sulfide copper mineralization underlying a zone of oxide copper mineralization. The deposit formed when numerous dike swarms of Laramide granodiorite porphyry intruded Precambrian quartz monzonite near Poston Butte. Hydrothermal solutions associated with the intrusion altered the host rock depositing copper and iron sulfide minerals in the strongly faulted and fractured rocks.

Mid-Tertiary Basin and Range extensional faults subsequently elevated and isolated much of the Florence Copper deposit as a horst block and this block as well as the downthrown fault blocks were exposed to weathering and erosion. The centre of the deposit was eventually eroded to a gently undulating surface and the deposit was buried due to regional erosion processes to a depth of approximately 400 feet. During this period of erosion and deposition, a clay layer was deposited approximately 75 feet above the bedrock surface that impedes the mixing of groundwater between the near surface aquifer and the deeper aquifer hosting the mineralized zone.

Mineralization in the highly-fractured oxide zone consists primarily of chrysocolla with lesser “copper wad,” tenorite, cuprite, native copper, and trace azurite and brochantite. The majority of the copper occurs as chrysocolla in veins and fracture fillings, while the remainder occurs as copper-bearing clays in fracture fillings and former plagioclase sites. The average thickness of the oxidized zone is approximately 400 feet.

The main sulfide minerals in the deposit are chalcopyrite, pyrite and molybdenite with minor chalcocite and covellite. The supergene chalcocite blanket is very thin and irregular and in most instances the transition from the oxide zone to the sulfide zone is quite abrupt.

Exploration

Substantial exploration work has been undertaken on the Florence Copper site by previous owners including drilling (exploration, assessment, condemnation, geotechnical and environmental), underground mine development, geophysical surveys and mineralogy studies.

Over the period since Taseko acquired the Florence Copper Project, the Company has not conducted any exploration work on the property, its activities concentrating on permitting, metallurgical testing, engineering, and the construction of the PTF.

Drilling

Drilling on the Florence Copper site has been undertaken by means of core drilling, RC rotary drilling and conventional rotary drilling. Conoco developed a detailed geologic core logging protocol in the early to mid-1970s and subsequent geologists have continued to use this method, with slight modifications, to maintain continuity of the geologic data produced.

Since 2009, work on the property has been focused on the site’s potential copper production through ISCR which has included the drilling of 6 holes to obtain samples for metallurgical testing and engineering studies to support planning for project development.

Drilling performed on the property is summarized in Table 7 below.

Table 7: Drilling by Company

Company	# of Drill Holes	Core Length (metres)
Curis Resources (2011)	6	7,752
BHP Copper (1997)	21	16,638
Magma Copper Company (1994-1996)	172	146,891
Conoco (1970-1977)	612	620,483
Other	6	3,716
Total	817	795,480

Sampling, Analysis and Data Verification

Sampling protocols were developed by previous owners to ensure consistency and mitigate bias. Sampling consisted of core samples and cuttings from drilling, as well as bulk samples obtained from the underground workings. Core samples as well as conventional rotary and reverse circulation drill cuttings were all assayed, although assays for conventional rotary cuttings are considered unreliable and have not been used in the project data set. Core samples provide the most representative, unbiased samples of the mineralized materials encountered in the boreholes.

Assays of drill samples were conducted by various laboratories under the supervision of Arizona-registered assayers and laboratory managers. The “San Manuel Method” was consistently used by Magma, BHP and outside laboratories contracted for the analysis of percent acid-soluble copper content in the Florence drill and metallurgical test samples.

Data verification has been performed by each company conducting exploration and development at the site and the information and data generated by all prior owners have been reviewed and verified to ensure that the data is of good quality and is suitable for use in mineral reserve estimates. Details of sample preparation, assay laboratories, security, and data verification used in the drill hole sampling and analytical programs is documented in the Florence Technical Report.

Mineral Processing and Metallurgical Testing

The Florence Copper property has a long history of metallurgical testing which establishes the amenability of the site oxide copper mineralization to leaching. Historic test work has included laboratory scale column testing and vat leaching as well as pilot scale vat and agitation leaching. These tests have been conducted on material sourced from drill core as well as a bulk sample from the test underground mining.

Recent metallurgical test work has focused on test methods specific to simulating ISCR performance. This program began in 2011 with box leach tests where whole drill core was leached at near atmospheric pressure to simulate leaching of undisturbed ore. In 2013 development of a pressurized test apparatus led to tests on whole drill core to simulate the hydrostatic pressure in the ore body during leaching and rinsing. This pressurized test apparatus has been refined to more accurately simulate ISCR conditions as the test work has proceeded and a test linking seven pressurized cells in series was completed in 2016. This series leach test passed solutions through approximately 15 feet of whole core with a solution transit time of about 13 days, representing approximately the mid-point of scale-up between a single pressurized test with a solution transit time of less than two days and the full scale well field with an estimated 30 days transit time. The development of the ISCR leach test methodologies culminating in the series leach test has allowed the laboratory to produce mature leach solutions with compositions that closely correspond to those predicted for the full scale operation. All of the ISCR leach testing was conducted in closed circuit and used solvent extraction to recover the leached copper into a proxy electrolyte solution.

The leaching model for ISCR at Florence is based on data from the box leach tests, individual pressurized tests and the series testing. Laboratory data used for modelling is subjected to a validation process based on established industry practice in the copper leaching field. The leach model is then combined with a model of sweep efficiency, which adjusts for the amount of mineralized material that would be contacted by solutions over time in the ISCR well field, and a recovery factor to account for the proportion of copper leached which is plated as cathode copper. Recovery to cathode copper is predicted to be 70% over a four year leach cycle for Florence Copper.

Mineral Resource and Mineral Reserve Estimates

The Florence Copper mineral reserves, as defined by the Florence Copper Technical Report, are based on ISCR from the oxide zone material combined with SX/EW to produce cathode copper. The reserves utilize a copper price of US$2.50 per pound and the reserve estimate is presented in Table 8 below.

Table 8: Reserve Estimate at 0.05% TCu Cut-off

	Tons (in millions)	Grade	Contained Cu (in millions lbs)
Probable	345	0.36	2,473
Note: Contained metal values do not account for metallurgical recoveries. The tonnage factor is 12.5 ft3/ton.

The Florence Copper mineral resource is summarized in Table 9 and includes the mineral reserves included in Table 8 above. The mineral resource utilizes a copper price of US$2.50 per pound and the mineral resource estimate includes only oxide mineralization in bedrock as sulfide mineralization is considered not recoverable by ISCR methods and is consequently not included in either the mineral resource or reserve estimates.

Table 9: Florence Project Mineral Resources

All Oxide in Bedrock (0.05 %TCu cutoff)
Class	Tons (in millions)	Grade	Cu (in millions lbs)
Measured	296	0.35	2,094
Indicated	134	0.28	745
M+I	429	0.33	2,839
Inferred	63	0.24	295

Note: All oxide includes the entire copper oxide zone and iron-oxide leached cap zone including the top 40-foot of bedrock (bedrock exclusion zone). Contained metal values do not account for metallurgical recoveries. The tonnage factor is 12.5 ft3/ton.

Mining Operations

The mining method proposed for Florence Copper is ISCR which is an extraction method used for selected mineral deposit conditions as an alternative to open pit or underground mine methods. The Florence Copper deposit is amenable to the ISCR method due to the high degree of natural fracturing in the oxide zone, connectivity of the fractures, acid soluble copper mineralization that occurs on the faces of the fractures, and host rocks as well as deposit hydrologic conditions which are favorable for leaching operations.

The ISCR process involves drilling wells into the mineralized material and circulating a dilute low pH lixiviant solution (consisting of 99% water) through the ore between injection and recovery wells. The lixiviant solution dissolves the copper minerals and the resulting copper rich solution is processed in a conventional SX/EW plant where the copper is removed from the solution and plated as cathode copper.

The ISCR method is highly environmentally efficient, does not require the large scale movement of waste rock or ore and will have minimal impact on the site topography. Using ISCR will result in the project consuming less energy, less water and producing less carbon dioxide emissions and waste per pound of copper produced than a conventional mining operation. The project well field design includes a surrounding network of perimeter wells and monitoring wells to ensure that the process solutions remain in the mineralized zone and, when leaching in an area is completed, the process solutions will be rinsed from the block to restore the ground water quality.

Processing and Recovery Operations

Copper recovery at Florence Copper will utilize conventional SX/EW technology to produce cathode copper from the copper-bearing leach solutions pumped from the ISCR well field. The planned commercial SX/EW plant is designed for a flow of 11,000 gpm with a PLS grade of 2 grams per litre.

The planned processing plant and associated infrastructure will be located on Florence Copper private land to the east of the State Land parcel. The process fluids are piped to and from the process plant in lined trenches.

The process consists of the following elements:

●	ISCR well field;
●	Lined PLS and raffinate ponds;
●	SX Plant with four mixer settlers;
●	Tank farm for handling process liquids;
●	EW Tankhouse;
●	Ancillary warehouse and maintenance facilities;
●	Water treatment plant and solution ponds; and
●	Existing Administration Office complex.

Infrastructure, Permitting and Compliance Activities

The Florence Copper area has excellent local infrastructure and vendor resources to support exploration, development, and mining. Service companies for the metals/non-metals, coal, oil and gas industries are located in Phoenix and Tucson as well as, at a greater distance, in Albuquerque, New Mexico and Denver, Colorado. Skilled manpower resources are readily available locally due to the area’s long history of copper exploration and mining.

The project site has an administration building, warehouse building, equipment laydown yard and core storage facility. The project site is serviced from existing water wells owned by the Company for its’ potable water needs as well as for future process requirements. The site is also presently serviced with electrical power, trash pick-up, a septic system for sanitary wastes and full communication services including landline telephone, cellular telephone and internet services.

Power for commercial development of the project is available from an Arizona Public Service high-voltage transmission line at the northwest corner of the property. Natural gas is available in the area from Southwest Gas approximately one mile east of the site.

Development of the site is planned to occur in two phases. The first phase is construction and operation of the Production Test Facility (“PTF”), which will demonstrate the application of ISCR to the Florence Copper Project. The second phase is the construction and operation of the commercial ISCR facility. The various permits required to authorize the PTF have been issued by the regulators. The status of permitting activities is provided below.

The Temporary Aquifer Protection Permit (“TAPP”) for the PTF was issued in August 2016 by the Arizona Department of Environmental Quality (“ADEQ”) and was subject to an administrative appeal and a complaint for judicial review. The Water Quality Appeals Board (“WQAB”) conducted a hearing on the issues under appeal and dismissed the appeal, upholding the permit. Subsequently the Superior Court in Maricopa County heard the complaint for judicial review and affirmed the decision of the WQAB, upholding the permit. The Superior Court’s decision has been appealed to the Arizona Court of Appeals and is not expected to be ruled on until later this year.

In February 2016, the United States Environmental Protection Agency (“EPA”) issued the final Memorandum of Agreement in accordance to the Section 106 National Historic Preservation Act for the archeological work associated with the construction of the PTF. In December 2016, the Company received the final Underground Injection Control (“UIC”) Permit for the PTF from the EPA. The permit was subject to petitions for review to the Environmental Appeals Board (“EAB”) and the EAB upheld the permit in September 2017. The EAB’s ruling was the subject of an appeal to the Ninth Circuit of the U.S. Court of Appeals which was dismissed with prejudice by the appellants ending the appeals of the UIC Permit.

Additional details are available in the “Legal and Permitting” section.

The Company has all of the permits required for the PTF and the facility has been constructed and is operating.

Capital and Operating Costs

The estimated pre-production capital cost for the Florence Copper commercial production facility is US$204 million. A summary of the major components of the capital cost estimate is presented in Table 10.

Table 10: Summary of Pre-Production Capital Cost Estimate

Item	Capital Cost (millions $US)

Pre-Production ISCR Well Field	$42

SX/EW Plant	$49

Utilities, Infrastructure and Ancillaries	$14

Indirect Costs	$61

Owner’s Costs	$21

Total Construction Capital Costs	$188

Pre-Production Operating Costs	$16

Total Pre-Production and Capital Costs	$204

Sustaining capital expenditures during the production period were estimated to be US$713 million. This capital will be expended over a 22-year period and consists of US$624 million for well field development and US$89 million for a water treatment plant and construction of process water ponds.

Details of the basis for capital cost estimates can be found in the Florence Copper Technical Report.

The estimated average operating costs for Florence Copper over the life of mine is US$0.90 per pound of copper and the estimated total production cost is US$1.10 per pound of copper produced inclusive of royalties. Details of the estimated operating costs are presented in Table 11.

Table 11: Summary of Operating Cost Estimate

Item	Operating Cost ($US per lb copper)

ISCR Well Field	$0.33

SX/EW Plant	$0.24

Water Treatment	$0.07

General and Administration	$0.19

Reclamation	$0.04

Off Property Costs	$0.02

Total Operational Costs	$0.90

Royalties	$0.21

Total Production Costs	$1.10

The details of the basis for the project operating cost estimate can be found in the Florence Copper Technical Report.

The main assumptions and inputs to the base case economic analysis of the Florence Copper Project are:

●	Total pre-production capital costs of US$204 million;
●	Life of project sustaining capital costs of US$713 million;
●	Copper recovery of 70%;
●	Total production costs of US$1.10 per pound of copper; and
●	Long term copper price of US$3.00 per pound.

The following after-tax economic indicators are derived from the base case life of mine cash flow assuming the tax rates in effect at the effective date of the Florence Technical Report:

●	Project after-tax net present value of $680 million** at a 7.5% discount rate;
●	Internal rate of return of 37%; and
●	Payback period of 2.5 years.

** The Company expects that the reduced U.S. corporate income tax rates, announced in December 2017, will have a significant positive impact on the project’s post-tax net present value.

Exploration, Development and Production

Development of the site is planned to occur in two phases. The first phase is construction and operation of the PTF which will demonstrate the application of ISCR to the Florence Copper Project. The second phase is the construction and operation of the commercial ISCR facility with a production capacity of 85 million pounds of cathode copper per year and an expected average annual production of 81 million pounds of copper over 21 years.

The Company has obtained the necessary permits to construct and operate the PTF. The PTF has been constructed and commenced operations in the fourth quarter of 2018.

Legal and Permitting

Florence Copper has recently received favorable rulings on the legal challenges to the PTF permits and the Company’s legal non-conforming right to mine its patented mining land held in fee simple. A summary of each of the cases is included below.

On September 28, 2012, the ADEQ issued Florence Copper a Temporary Aquifer Protection Permit (“TAPP”) for the development of the PTF. Following a series of appeals, amendments, and a judicial review, the Superior Court of Maricopa County, Arizona ruled on December 18, 2018 affirming the decision of the Water Quality Appeal Board and upholding the TAPP. The Town and two private parties have appealed the Superior Court’s decision. Briefing is now underway and a ruling by the Arizona Court of Appeals is not expected until later this year.

In 2013, the Florence Town Council authorized the town staff to initiate an eminent domain action against Florence Copper’s patented mining land held in fee simple and challenged the validity of an existing development agreement with the town. The action did not include the 160 acre State Trust Land parcel on which Florence Copper will operate the PTF. On July 2, 2015, Florence Copper’s motion to dismiss the eminent domain claim was granted. The final issue before the Maricopa County Superior Court was whether a legal non-conforming use (“LNCU”) right to mine continues to exist on Florence Copper’s privately owned land. The issue proceeded to trial in 2018 and the Superior Court ruled on January 2, 2019 confirming Florence Copper’s LNCU right to mine on the Company’s privately owned land. The Town has not indicated whether it will appeal the Court’s ruling. Florence Copper is now moving forward on its counterclaims against the Town of Florence in the same Court.

On December 20, 2016, the EPA issued the final UIC Permit to Florence Copper. This permit regulates the operation of Class III underground injection wells at the PTF. Three petitions for review were filed with the EAB of the EPA. These petitions were filed by the Town of Florence (“TOF”) and Southwest Value Partners (“SWVP”), the Gila River Indian Community, and John Anderson, a Town Councilman representing himself. The Gila River Indian Community withdrew its petition and Councilman Anderson’s petition was dismissed by the EAB. On September 22, 2017 the EAB dismissed the TOF/SWVP petition and upheld the UIC Permit issued to Florence Copper. The TOF/SWVP appealed the EAB ruling to the Ninth Circuit of the U.S. Court of Appeals. The TOF/SWVP dismissed with prejudice their petition before the Court on August 2, 2018 ending the appeals of the UIC Permit.

Aley Project

The Company has determined that, in light of the Company’s current focus on the Florence Copper Project and the Company’s assessment of the relative value currently attributed to each of the Company’s projects, the Company does not consider the Aley Project to be material at this time. The Company’s assessment of materiality could change and the Aley Project may again become material in the future.

Project Description, Location, and Access

Niobium is a metal used in high strength low alloy steels which are required to manufacture automobiles, bridges, pipes, jet turbines and other high technology applications.

The property is located in the Omineca Mining Division in British Columbia, Canada, centred at latitude 56°27’N and longitude 123°13’W, approximately 140 kms north northwest of the Municipality of Mackenzie. Logging roads from Mackenzie provide access to the Ospika Logging Camp on the east side of Williston Lake. The property is located about 30 kms from the Ospika Camp and is currently accessed via helicopter.

The Aley property consists of one mineral lease valid until at least December 2045 and one hundred and eleven mineral claims covering the mineral rights for approximately 470 square kms. All claims are in good standing until at least December 2024. The Aley Property is not subject to any royalty terms, back-in rights, payments or any other agreements or encumbrances.

History

Aley Corporation acquired the property from Cominco in 2004. Since Taseko acquired Aley Corporation in 2007, Taseko has completed over 26,000 metres of drilling in 129 holes, metallurgical testwork, project engineering, and environmental baseline data collection.

Geological Setting, Mineralization, and Deposit Type

The Aley region lies within the Western Foreland belt of the Rocky Mountains. The Aley Carbonatite complex intrudes Cambrian to Ordovician sedimentary rocks of the Kechika (limestone), Skoki (dolomite to volcaniclastics) and Road River Group formations (clastic sedimentary rocks). The intrusion is ovoid in plan with a diameter of approximately 2 kms and surrounded by a fenite aureole up to 500 metres.

Niobium (Nb) bearing minerals at Aley are pyrochlore, fersmite and columbite.

Environmental Assessment

In 2014, the Project entered the provincial and federal environmental assessment processes. Under a Substitution agreement with the Canadian Environmental Assessment Agency (“CEAA”), the province will conduct the assessment and directed Taseko to draft Application Information Requirements (“AIR”) for the environmental assessment application. The Company is currently preparing the draft AIR.

A drill program completed in the third quarter of 2018 collected samples for further metallurgical testing. Environmental monitoring of surface and groundwater baseline conditions and geochemical characterization of ore, waste rock, and tailings in support of an Environmental Impact Statement are ongoing.

New Prosperity Project

The Company has determined that, in light of the current negative position of the federal Canadian government regarding the Environmental Assessment for the New Prosperity Project performed in 2013, and notwithstanding the Company’s position that the negative outcome was the product of a flawed review process which the Company is legally challenging, the Company does not consider the New Prosperity Project to be material at this time. While the Company has reached this determination with respect to reference to its current operations, the Company’s assessment of materiality could change and the New Prosperity Project may again become material in the event that the Company’s legal challenge is successful. The Company will update this information if the New Prosperity Project once again becomes material to the Company.

Project Description, Location, and Access

The New Prosperity Project is located at latitude 51° 28’ N and longitude 123° 37’ W in the Clinton Mining Division, approximately 125 kms southwest of the City of Williams Lake, British Columbia.

Access from Williams Lake is via Highway 20 to Lee’s Corner, then via an all-weather main logging haulage road to the site, a total road distance of 192 kms.

The New Prosperity Project consists of one mineral lease which is valid until at least June 2035 and 85 mineral claims covering the mineral rights for approximately 190 square kms. All claims are in good standing until at least July 2019. It is intended that all leases and claims will be renewed prior to their renewal fees being due (in the case of the lease) and prior to their expiry in the case of the claims. The claims are 100% owned by Taseko and are not subject to any royalties or carried interests.

History

The New Prosperity deposit was explored and extensively drilled by seven different companies between 1963 and 2007. A total 158,204 m of core and percussion drilling was completed in 481 drill holes during the twenty one years in which active drill exploration took place.

Pre-feasibility and feasibility studies were completed in 1994, 2007, and 2009.

Geological Setting, Mineralization, and Deposit Types

The project is located within the western-most portion of the Intermontane Belt at the boundary between the Intermontane and Coast morphologic belts. The project hosts a large porphyry gold-copper deposit.

Pyrite and chalcopyrite are the principal sulphide minerals in the deposit. They are uniformly distributed in disseminations, fracture fillings, veins and veinlets. Native gold occurs as inclusions in and along microfractures with copper-bearing minerals and pyrite.

Environmental Assessment

Between 2009 and 2010, the British Columbia Environmental Assessment Office (“EAO”) led a review of the Project in a coordinated manner with the CEAA.

In January 2010, Taseko received the environmental assessment certificate for the New Prosperity Project from the Province of B.C. but in November 2010, the Federal Minister of Environment announced that the Project, as proposed, would not be granted federal authorizations to proceed.

In February 2011, the Company submitted a revised project description for the New Prosperity Project to the Federal Government that addressed the concerns identified during the federal review process.

In June 2011, Taseko submitted an application to the EAO to amend the Environmental Assessment Certificate in accordance with the New Prosperity Project description.

On September 20, 2012, the Environmental Impact Statement (“EIS”) was submitted to the three-member Review Panel (the “Panel”) established for the federal environmental assessment of the project. Following a series of public hearings the Panel submitted their report to the Federal Minister of the Environment on October 31, 2013.

The Panel report found that the proposed project is not likely to cause significant adverse environmental effects in respect of 33 different areas provided effective mitigation was undertaken but found significant adverse environmental effects were likely in relation to three matters: (i) water quality in Fish Lake and Wasp Lake; (ii) fish and fish habitat in Fish Lake, wetlands and riparian ecosystems; and (iii) Tsilhqot’in current use of lands for traditional purposes, cultural heritage and archaeological/historical resources.

On November 29, 2013, the Company filed an application for judicial review in the Federal Court, asking the court for a declaration that certain findings relating to seepage and water quality be set aside, and that the Panel failed in certain respects to comply with principles of procedural fairness and the rules of natural justice.

On February 26, 2014, the Minister of the Environment announced her conclusion, based on the Panel report, that the New Prosperity Project is likely to cause significant adverse environmental effects that cannot be mitigated. She referred the matter to the Governor in Council who decided that those effects are not justified in the circumstances.

On March 26, 2014, the Company filed an application for judicial review in Federal Court, seeking to quash the decisions of the Minister and Governor in Council communicated on February 26, 2014.

The two Judicial Reviews initiated by Taseko were heard in federal court in the week of January 30, 2017. On December 5, 2017 each application for judicial review was dismissed by the court.

On January 3, 2018, Taseko filed Notices’ to Appeal for both decisions. These appeals were heard in federal court on January 14 and 15, 2019 and decisions are pending.

Taseko continues to pursue an amendment to the British Columbia environmental assessment certificate for the New Prosperity Project.

Yellowhead Project

The Company completed the acquisition of Yellowhead Mining Inc. (“Yellowhead”) on February 15, 2019. Yellowhead holds a 100% interest in the Yellowhead copper-gold-silver development project.

Project Description, Location, and Access

The Project is located at latitude 51o30’ N and longitude 119o48’W in the Thompson-Nicola area of British Columbia, approximately 150 kms northeast of Kamloops. Access is by 24 kms of forest service roads from the community of Vavenby on the Yellowhead Highway.

The property consists of 131 mineral claims covering the mineral rights for approximately 43 square kms. All claims are in good standing until at least November 2024.

History

The Yellowhead deposit was explored and extensively drilled by several different companies between 1967 and 2013. Exploration activity included soil sampling, airborne and ground geophysical surveys, and approximately 100,000 m of drilling in 400 drill holes.

Pre-feasibility and feasibility studies were completed by previous owners in 1986, 2012, and 2014.

Taseko intends to conduct further technical review and optimization work and to consider potential revisions to the Project before providing any further disclosure.

Geological Setting, Mineralization, and Deposit Types

The Project is located within structurally complex, low-grade metamorphic rocks of the Eagle Bay Assemblage, part of the Kootenay Terrane on the western margin of the Omineca Belt in South-Central British Columbia.

The Deposit is interpreted to be a polymetallic volcanogenic sulphide deposit, comprising lenses of disseminated, fracture-filling and banded iron and copper sulphides with accessory magnetite. Mineralization is generally conformable with the host-rock stratigraphy. Sulphide lenses are observed to measure many tens of metres in thickness with km-scale strike and dip extents. The current theory is that the Deposit is a remobilized volcanogenic massive sulphide deposit.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Taseko and could cause the Company’s operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company.

Changes in the market price of copper, molybdenum and other metals, which are volatile and have fluctuated widely, affect the profitability of our operations and financial condition.

Our profitability and long-term viability depend, in large part, upon the market price of metals, primarily copper and molybdenum, and potentially niobium, gold and other metals and minerals.

The market price of copper is volatile and is affected by numerous factors beyond our control, including:

●	copper demand, especially from China;
●	expectations with respect to the rate of inflation;
●	the relative strength of the U.S. dollar and certain other currencies;
●	interest rates;
●	global or regional political or economic conditions, including interest rates and currency values;
●	global mine supply of metal;
●	global demand for industrial products and jewellery containing metals; and
●	purchases and sales by speculators, producers, and other holders of copper and other metals, in response to any of the above factors.

The copper market is volatile and cyclical and consumption of copper is influenced by global economic growth, trends in industrial production, conditions in the housing and automotive industries and economic growth in China, which is the largest consumer of refined copper in the world. Should demand weaken and consumption patterns change, in particular, if consumers seek out lower cost substitute materials, the price of copper could be adversely affected, which could negatively affect our results of operations.

A decrease in the market price of copper and molybdenum would affect the profitability of the Gibraltar and our ability to finance the exploration and development of our other mineral properties, which would have a material adverse effect on our business and results of operations. There can be no assurance that the market price of copper and other metals will remain at current levels or that such prices will improve. If commercial quantities of copper and other metals are discovered, there is no assurance that a profitable market will exist or continue to exist for a production decision to be made or for the ultimate sale of the metals.

Fluctuations in foreign currency exchange rates could have an adverse effect on our business, results of operations and financial condition.

Fluctuations in the Canadian dollar relative to the U.S. dollar could significantly affect our business, results of operations and financial condition. As our Gibraltar operation is located in Canada, our costs are incurred primarily in Canadian dollars. However, our revenue is based on the market price of copper and other metals and is denominated in United States dollars. A strengthening of the Canadian dollar relative to the United States dollar will reduce our profitability, materially adversely affect our financial condition, and may also affect our ability to finance our development projects. We do not currently enter into foreign currency contracts to hedge against currency risk.

Mining is inherently risky and operations are subject to conditions or events beyond our control, which could have a material adverse effect on our business and results of operations.

Mining involves various types of risks and hazards, including:

●	uncertainties inherent in estimating mineral reserves and mineral resources;
●	environmental hazards;
●	discharge of pollutants or hazardous chemicals;
●	industrial or environmental accidents;
●	machinery breakdown;
●	metallurgical and other processing problems;
●	unusual or unexpected rock formations and other geological problems;
●	structural cave-ins or slides;
●	flooding;
●	fire;
●	metals losses; and
●	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in injury or death, environmental damage, damage to, or destruction of, mineral properties, production facilities or other properties, delays in mining, increased production costs, monetary losses, and possible legal liability. Interruptions to our mining or processing operations may adversely impact our ability to continue production of concentrate at expected rates, with the result that our business and results of operations may be materially adversely affected.

We may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to us or to other companies within the mining industry. We may suffer a material adverse impact on our business and results of operations if we incur losses related to any significant events that are not covered by insurance policies.

The need for infrastructure could delay or prevent us from developing our development projects.

Completion of the development of our projects is subject to various requirements, including government permitting and the need to establish power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these services could prevent or delay development of our projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

●	the development of our projects will be commenced or completed on a timely basis, if at all;
●	the resulting operations will achieve the anticipated production volume; or
●	the construction costs and ongoing operating costs associated with the development of our projects will not be higher than anticipated.

Our various development projects, which are still under development, will require substantial additional financing for completion, may not achieve anticipated production capacity, may experience unanticipated costs or may be delayed or not completed at all.

The development of a mining project is a complex and challenging process that may take longer and cost more than initially projected, or may not be completed at all. In addition, anticipated production capacity may never be achieved. We may encounter unforeseen geological conditions or delays in obtaining required construction, environmental or operating permits or mine design adjustments. Operating delays may cause reduced production and cash flow while certain fixed costs, such as loan payments, may still have to be paid on a predetermined schedule.

Moreover, completion of the development projects is subject to, among other things, the commercial availability of adequate financing. Even if financing is available, the 2017 Secured Note Indenture contains, and agreements for future financings will likely contain, a number of restrictive covenants that impose significant financial restrictions on us, including on our ability to incur additional debt. These restrictions could significantly limit our ability to obtain adequate financing for the development of the development projects. Without funds available to finance construction and development activities, the development projects may not be completed and the potential benefits of the development projects may never be realized. There can be no assurance that the development projects will ever materially contribute to our revenues, and capital expenditures for our development projects may materially adversely affect our business and results of operations.

In addition, there can be no assurance that our exploration efforts will result in the discovery of significant mineralization or that any mineralization discovered will result in an increase of our proven mineral reserves or probable mineral reserves. If proven mineral reserves or probable mineral reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. The combination of these factors may cause us to expend significant resources (financial and otherwise) on a property without receiving a return on investment.

There is no assurance that the Florence Copper Project PTF will operate as designed or that we will be able to secure the required permitting or financing to proceed with commercial development of the Florence Copper Project.

There is no assurance that the Florence Copper Project PTF will operate as designed or establish that the in-situ extraction of copper can be completed as currently contemplated in our feasibility study for the Florence Copper Project. In addition, the results of the production test facility operations may indicate that changes to our ISCR mining operations may be required, which may result in higher than anticipated construction and operating costs for a commercial ISCR development of the Florence Copper Project. Further, any inability of the PTF to demonstrate that hydraulic control of underground leach solutions can be maintained may adversely impact on our ability to achieve the required permits for a commercial ISCR production facility at the Florence Copper Project. These required permits for commercial production have not been obtained, will be subject to regulatory review and may be subject to stakeholder opposition. If we do make a production decision to proceed with commercial development of the Florence Copper Project, we will require substantial additional financing to complete construction. There is no assurance that this financing will be available to us on favourable terms when required.

We are subject to extensive governmental regulation of all aspects of our business.

Our operations and exploration and development activities are subject to extensive federal, provincial, state and local laws and regulations governing various matters, including:

●	environmental protection;
●	management and use of toxic substances and explosives;
●	management of tailings and other wastes generated by our operations;
●	management of natural resources;
●	exploration and development of mines, production and post-closure reclamation;
●	exports;
●	price controls;
●	taxation;
●	labour standards and occupational health and safety, including mine safety; and
●	historic and cultural preservation.

Failure to secure approvals or comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties.

We are subject to risks related to the title of the properties that we own and lease.

Our mining operations are conducted on properties owned, subject to claims or leased by us from provincial and state governments. Although we have exercised reasonable due diligence with respect to determining title to properties we own or lease, there is no guarantee that title to such properties and other tenure will not be challenged or impugned. No assurances can be given that there are no title defects affecting the properties. There may be valid challenges to the title of our properties which, if successful, could make us unable to operate our properties as planned or permitted, or unable to enforce our rights with respect to our properties. In British Columbia, the rights of aboriginal peoples and their claims to much of British Columbia’s land area are not settled.

In addition, we may not be able to negotiate new leases or obtain contracts for properties containing surface, underground or subsidence rights necessary to develop any of our proven mineral reserves and probable mineral reserves at our development projects. Furthermore, our leasehold interests could potentially be at risk if mining operations are not commenced during the term of the lease.

We are subject to risks related to government regulation, permits, licenses and approvals.

Government regulations relating to mineral rights tenure, permission to disturb areas, land use and the right to operate can adversely affect Taseko. Our exploration, development and operations will require permits, licenses and approvals from various governmental authorities.

There can be no assurance that all necessary permits, licenses and approvals will be obtained or updated on a timely basis in order for us to carry out planned exploration, development or operational activities on our properties, including the planned development of the our development projects, and, if obtained or updated, that the costs involved will not exceed those that we have estimated. It is possible that the costs and delays associated with the compliance with the standards and regulations under such permits, licenses and approvals could result in Taseko not proceeding with the development or operation of its projects.

Although the Florence Copper Project was previously permitted for a period and has obtained a number of the required permits, licenses and approvals, the Florence Copper Project is currently updating and amending certain permits through a well-defined amendment process, but there can be no assurance as to the outcome of this process. There are, and may in the future be, legal challenges to the validity of permits, licenses and approvals obtained by Florence Copper Project, and there can be no assurance that such challenges will successfully be defeated. Obtaining, updating and defending the necessary governmental permits, licenses and approvals is a complex, time-consuming and costly process, the success of which is contingent upon many variables outside of our control. Obtaining, updating, or defending permits, licenses and approvals may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.

There is considerable uncertainty as to our ability to obtain the required permits for development of the New Prosperity Project. The Federal Minister of the Environment has concluded under its environmental assessment completed under the Canadian Environmental Assessment Act, 2012 that the project is likely to cause significant adverse environmental effects that cannot be mitigated. We disagree with this determination and filed an application in the Canadian Federal Court for a judicial review of the decision of the Minister of the Environment with the objective of obtaining a court order that would quash the Minister’s decision. On December 5, 2017, the application for judicial review was dismissed by the court. On January 3, 2018 Taseko filed a Notice to Appeal the decision. The appeal was heard in federal court on January 14 and 15, 2019 and a decision is pending. We have also filed a civil claim in the British Columbia Supreme Court in which we are seeking damages from the government of Canada in connection with our allegation that it failed to meet the legal duties that were owed to us in carrying out the environmental review process. Given the uncertainty inherent in these legal proceedings and the current decision of the Minister, there is considerable uncertainty as to whether we will be able to obtain the required permitting for the development of the New Prosperity Project. As a result, we no longer consider this project material to our operations.

Aboriginal peoples’ title claims and rights to consultation and accommodation may impact our ability to expand our existing operations and proceed with our development projects.

Provincial and federal governments in Canada are required by law to consult with aboriginal peoples with respect to the issuance or amendment of project authorizations in Canada and to try to accommodate aboriginal peoples’ needs to the extent considered appropriate. There is considerable uncertainty as to the meaning, implications and use of the word “accommodate.” In practice, it is extraction industry participants who are often left to engage with affected local aboriginal communities with the goal often being the achievement of an impacts and benefits agreement. Such agreements may provide promises of priority for employment opportunities, the provision of commercial services such as transportation and catering, social, educational and environmental initiatives and cash payments. This consultation and accommodation may affect the timetable and costs of our development projects and may impact the manner in which we proceed with the development of these projects

Changes in government rules, regulations or agreements, or their application, may negatively affect the Company’s ownership rights, its access to or its ability to advance the exploration and development of its mineral properties.

The Canadian and U.S. governments currently have in place or may in the future implement laws, regulations, policies or agreements that may negatively affect the Company’s ownership rights with respect to its mineral properties or its access to the properties. These may restrain or block the Company’s ability to advance the exploration and development of its mineral properties or significantly increase the costs and timeframe to advance the properties.

We are solely dependent on the Gibraltar for revenues and suspension of production at that mine would materially adversely affect our business, results of operations and financial condition.

Until our development projects are developed and operational and are beginning to produce revenue, we are dependent solely upon Gibraltar for revenues. If Gibraltar were to cease production for any reason, it would have a material adverse effect on our business, results of operations, and financial position.

Our ability to expand or replace depleted reserves and the possible recalculation of our reserves and resources could materially affect our business and results of operations.

Our reported mineral reserves and mineral resources are only estimates. No assurance can be given that the estimated mineral reserves and mineral resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and mineral resource estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative. Mineral reserve and mineral resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, changes in the mine plan or pit design, or increasing capital costs may render certain mineral reserves and mineral resources uneconomic and may ultimately result in a restatement of mineral reserves and/or mineral resources. Moreover, short-term operating factors relating to the mineral reserves and mineral resources, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect our profitability in any particular accounting period.

There are uncertainties inherent in estimating proven mineral reserves and probable mineral reserves and measured mineral resources, indicated mineral resources and inferred mineral resources, including many factors beyond our control. Estimating mineral reserves and mineral resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments used in engineering and geological interpretation, which may be unreliable. It is impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Failure to identify and account for such occurrences in our assessment of mineral reserves and mineral resources may make mining more expensive and cost ineffective, which could have a material and adverse effect on our business and results of operations.

There is no assurance that mineral reserve and mineral resource figures are accurate, or that the mineral reserves or mineral resources can be mined or processed profitably. Mineral resources that are not classified as mineral reserves do not have demonstrated economic viability. You should not assume that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category or that any or all of an inferred mineral resource exists or is economically or legally feasible to mine.

In addition, since mines have limited lives based on proven and probable mineral reserves, we continually seek to replace and expand our reserves. Mineral exploration, at both newly acquired properties and existing mining operations, is highly speculative in nature, involves many risks and frequently does not result in the discovery of mineable reserves. If proven mineral reserves or probable mineral reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.

Any material reductions in estimates of mineral reserves and/or mineral resources, or our ability to extract those resources, could have a material adverse effect on our business and results of operations.

As our existing copper and molybdenum offtake agreements expire, our revenues and operating profits could be negatively impacted if we are unable to extend existing agreements or enter into new agreements due to competition, changing copper and molybdenum purchasing patterns, or other variables.

As our copper and molybdenum offtake agreements at the Gibraltar Mine expire, we will compete with other copper and molybdenum suppliers to renew these agreements or to obtain new sales. If we cannot renew these sales agreements with our customers or find alternate customers willing to purchase our copper and molybdenum, our revenue and operating profits would suffer.

Our customers may decide not to extend existing agreements or enter into new long-term contracts or, in the absence of long-term contracts, may decide to purchase less copper and molybdenum than in the past or on different terms, including under different concentrate pricing terms. To the degree that we operate outside of long-term contracts, our revenues are subject to pricing in the concentrate spot market that can be significantly more volatile than the pricing structure negotiated through a long-term copper and molybdenum concentrate supply agreement. This volatility could materially adversely affect our business and results of operations if conditions in the spot market pricing for copper and molybdenum concentrate are unfavourable.

We are subject to risks related to environmental matters.

All of Taseko’s exploration, development, and mining operations are subject to environmental laws and regulations, which can make operations expensive or prohibit them altogether. Many environmental laws and regulations require Taseko to obtain and update permits for its activities from time to time, which may include environmental impact analyses, cultural resources analyses, and public review processes. Taseko must comply with stringent environmental legislation in carrying out work on its projects. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. It is possible that future changes in environmental laws, regulations and permits, or changes in their enforcement or regulatory interpretation, could increase the cost of, or altogether prohibit, carrying out exploration, development, or operation of its projects or any other properties Taseko may acquire. Further, compliance with new or additional environmental legislation may result in delays to the exploration and development activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of Taseko’s business, causing those activities to be economically re-evaluated at that time.

Taseko may be subject to potential risks and liabilities associated with the protection of the environment, as a result of its mineral exploration, development and production. To the extent that Taseko is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy such liabilities would reduce funds otherwise available to Taseko and could have a material adverse effect on Taseko. If Taseko is unable to fully remedy an environmental liability, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on Taseko.

We are subject to risks related to litigation.

The Company is or may be subject to legal proceedings related to the development of its projects, its operations, titles to its properties, environmental issues and shareholder or other investor lawsuits. Given the uncertain nature of these actions, the Company cannot reasonably predict the outcome thereof. If the Company is unable to win or favourably settle any lawsuits, it may have a material adverse effect on the Company.

Our business requires substantial capital expenditures.

Our business is capital intensive and requires construction of new mines and infrastructure and maintenance of existing operations. Specifically, the exploration, permitting and development of reserves, mining costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. While the capital expenditures required to build-out our Gibraltar Mine have been spent, we must continue to invest capital to maintain or to increase the amount of reserves that we develop and the amount of metal that we produce. We make no assurances that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient financing to continue our production, exploration, permitting and development activities at or above our present levels and we may be required to defer all or a portion of our future capital expenditures. Moreover, increases in costs of key inputs may substantially increase our capital expenditures. Our business, results of operations and financial condition may be adversely affected if we cannot make such capital expenditures.

The Florence, Aley, New Prosperity and Yellowhead projects will require substantial financing to be arranged prior to construction and development of these properties. Such financing could include a possible combination of debt and equity financing. On May 12, 2010, the Company entered into a gold stream transaction agreement for the New Prosperity Project with Franco- Nevada Corporation (“Franco-Nevada”), whereby the Company may receive funding in staged deposits totalling US$350 million. The investment by Franco-Nevada is subject to (among other conditions) the condition precedent that the New Prosperity project plan that we had agreed with them must receive appropriate governmental approval. Because our revised New Prosperity project plan is not the one we agreed with Franco-Nevada in 2010, this condition will not be satisfied, and so Franco-Nevada may currently terminate this agreement on ten business days’ written notice to Taseko. However, we believe Franco-Nevada currently has no economic incentive to do so. If our revised mine proposal is ultimately accepted by the authorities, we may seek Franco-Nevada’s agreement to reconfirm the terms of our gold stream transaction with them, but there is no assurance that Franco-Nevada will agree to provide such reconfirmation. The investment by Franco-Nevada is also subject to certain other conditions precedent which the Company may not be able to satisfy. There can be no assurance that gold stream, debt or equity financing will be available on acceptable terms. Other risks include those typical of large mine development projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental regulation, opposition by aboriginal peoples and environmental groups, and accommodation of local and community concerns. The economics of the feasibility study are sensitive to the U.S. dollar and Canadian dollar exchange rate, and this rate has been subject to large fluctuations in the last several years.

Our ability to operate our company efficiently could be impaired if we lose key personnel or fail to continue to attract qualified personnel.

We manage our business with a number of key personnel at each location, including key contractors, the loss of a number of whom could have a material adverse effect on us. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly-skilled and qualified personnel and contractors. We cannot be certain that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel and contractors in the future. Failure to retain or attract key personnel could have a material adverse effect on us.

There is no assurance that we will be able to renegotiate our existing union agreement for Gibraltar when it expires in 2021.

We have a union agreement in place for our unionized employees at Gibraltar which expires in 2021. If we are unable to renew this union agreement on acceptable terms when it becomes subject to renegotiation, we could experience a disruption of operations, higher labor costs or both. A lengthy strike or other labor disruption could have a material adverse effect on our business and results of operations.

Our actual costs of reclamation and mine closure costs may exceed current estimates.

We are required to prepare and file reclamation and mine closure plans for the Gibraltar Mine with the B.C. Ministry of Energy and Mines and to post security for the estimated costs to complete this reclamation and mine closure work. The Gibraltar reclamation and mine closure plans are updated every five years and the amount of security for reclamation bonding is agreed based on this plan. The most recent five year reclamation and closure plan was submitted in March 2017 and cash security of $48.4 million (100% basis) has been posted as of December 31, 2018 to meet reclamation bonding requirements for the Gibraltar Mine, and this amount may need to be increased in the future. Additional security in the amount of $8.7 million has been provided to meet reclamation bonding requirements for the Florence Project and this amount will need to be increased in the future if the project is developed into a commercial operation. The Company has also recorded total provisions for environmental rehabilitation for all its properties of $97.9 million in its consolidated financial statements as of December 31, 2018, which has been calculated in accordance with International Financial Reporting Standards. There is no assurance that our bonding requirements, the recorded provision for environmental rehabilitation, and the actual costs of reclamation and mine closure for each of our properties will not exceed current estimates or that the estimated costs will not increase in the future when our reclamation and mine closure plans are updated. Accordingly, the amount we are required to spend on reclamation and mine closure activities could be materially different from current estimates. Any additional amounts required to be spent on bonding requirements, reclamation costs, and mine closure activities could materially adversely affect our business and results of operations.

There is no assurance that any of our expansion or development plans will not be opposed.

There is an increasing level of awareness relating to the perceived environmental and social impacts of mining activities. Opposition to mining activities by communities or indigenous groups, including aboriginal peoples, may have an impact on our ability to proceed with the expansion or development of our projects and the timetable and costs for these projects. While we are committed to operating in a socially responsible manner, there can be no assurance that our community relations efforts will mitigate this potential risk. Opponents of the Florence Copper project have in the past, and may in the future, file legal challenges to the validity of permits, licenses and approvals obtained by Florence Copper project, and there can be no assurance that such challenges will successfully be defeated. Obtaining, updating and defending the necessary governmental permits, licenses and approvals is a complex, time-consuming and costly process, the success of which is contingent upon many variables outside of our control. Obtaining, updating, or defending permits, licenses and approvals may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.

Increased competition could adversely affect our ability to attract necessary capital funding and could adversely affect our ability to acquire suitable mineral properties for development in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing copper, gold or other metals. We may be at a competitive disadvantage in acquiring additional mining properties because we must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than we do. We may also encounter increasing competition from other mining companies in our efforts to hire experienced mining professionals. Increased competition could adversely affect our ability to attract necessary capital funding, or to acquire it on acceptable terms, or acquire suitable producing properties or prospects for mineral exploration in the future.

We may be adversely affected by our inability to control operating costs.

Our profitability depends in part on our ability to control operating costs. Increased demand for and cost of labor, services, equipment and other key inputs, such as diesel fuel, steel, electricity and other operating supplies, could cause operating costs at Gibraltar to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project operating, development or construction costs, result in project delays, or both. Increases in operating costs at Gibraltar may materially adversely affect our business and results of operations.

Shareholder activism.

The Company has in the past been subject to and may in the future become the target of shareholder activist activities. The effects of shareholder activist activities could have a negative effect on the Company and its business. The Company cannot predict with certainty the outcome of any future shareholder activist activities.

Risks Relating to our Indebtedness

Our high level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the senior secured notes.

Our total long-term debt was $345.6 million as of December 31, 2018. Our high level of indebtedness could have important consequences to us:

●	making it more difficult for us to satisfy our obligations with respect to the senior secured notes and any other existing or future debt;

●	limiting our ability to obtain additional financing to fund development projects, working capital, capital expenditures, acquisitions or other general corporate purposes;

●

requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for investments, working capital, capital expenditures, acquisitions and other general corporate purposes;

●	increasing our vulnerability to general adverse economic and industry conditions;

●	limiting our flexibility in planning for and reacting to changes in the industry in which we operate;

●	placing us at a disadvantage compared to other, less leveraged competitors; and

●	increasing our cost of borrowing.

In addition, the senior secured note indenture contains, and any future debt may contain, restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default, which, if not cured or waived, could result in the acceleration of some or all of our debt and would have material negative consequences for shareholders.

We and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our high level of indebtedness.

The terms of the 2017 Secured Note Indenture permit us to incur substantial additional indebtedness in the future, including to finance working capital, capital expenditures, investments or acquisitions and including under any future credit facility, as defined in the 2017 Secured Note Indenture (a “Future Credit Facility”) or other “First Lien Debt”, as defined in the 2017 Secured Note Indenture (“First Lien Debt”). Although the 2017 Secured Note Indenture will limit our ability and the ability of our restricted subsidiaries to incur additional indebtedness, and to incur liens to secure such indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions could be substantial. To the extent that we incur additional indebtedness, the risks associated with our substantial leverage described above, including our possible inability to service our debt, would increase.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the 2017Secured Notes, and to fund planned capital expenditures and other general corporate purposes, among other things, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future capital will be available to us in an amount sufficient to enable us to make payments on or to refinance our indebtedness, including the 2017 Secured Notes, or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to allow us to make payments on our indebtedness, we may need to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our indebtedness, including the 2017 Secured Notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including the 2017 Secured Notes, on commercially reasonable terms or at all, or that the terms of that indebtedness will allow any of the above alternative measures or that these measures would satisfy our debt service obligations. If we are unable to generate sufficient cash flow or refinance our debt on favorable terms, it would significantly adversely affect our financial condition, the value of our outstanding debt and our ability to make any required cash payments under our indebtedness.

The terms of existing indebtedness will, and future indebtedness may, restrict our current and future operations, particularly our ability to respond to changes in our business and to take certain actions.

The instruments governing our current indebtedness contain, and agreements governing future indebtedness may contain, a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

●	transfer and sell assets;

●	pay dividends or distributions on our capital stock, repurchase our capital stock, make payments on subordinated indebtedness and make certain investments;

●	incur additional debt;

●	create or incur liens on our assets;

●	create restrictions on the ability of our restricted subsidiaries to pay dividends, make loans or sell assets to us or any of our restricted subsidiaries;

●	merge, amalgamate or consolidate with another company; and

●	enter into transactions with affiliates.

The covenants in the 2017 Secured Note Indenture are subject to certain exceptions and qualifications. In addition, if we enter into a Future Credit Facility in the future, it will likely contain financial covenants, including maintenance covenants that would require us to satisfy such covenants on an ongoing basis. Our ability to comply with these financial covenants can be affected by events beyond our control.

A breach of the covenants under the 2017 Secured Note Indenture, or under any agreements for future indebtedness, could result in an event of default under the applicable indebtedness. Such a default may allow the creditors of the defaulted indebtedness to accelerate the related debt and may also result in the acceleration of any other debt which has a cross-acceleration or cross-default provision to the related debt. Furthermore, if we were unable to repay the amounts due and payable under any secured arrangement, those respective lenders could proceed against the collateral securing such indebtedness, which could include our interest in Gibraltar and Gibraltar’s interest in the JVOA. In the event our lenders or noteholders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

As a result of restrictions contained in the 2017 Secured Note Indenture, and that may be contained in any agreements for future indebtedness, we may be limited in how we conduct our business, unable to raise additional debt or equity financing to operate during general economic or business downturns or unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy.

A lowering or withdrawal of the credit ratings assigned to our debt securities by rating agencies may adversely increase our future borrowing costs and reduce our access to capital.

Any credit rating assigned to us could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Any downgrade by a rating agency may result in higher borrowing costs and could decrease earnings. Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing.

Our 2017 Secured Notes are denominated in U.S. dollars, and we may incur additional debt in the future denominated in U.S. dollars.

The 2017 Secured Notes are, and our future indebtedness may be, denominated in U.S. dollars. Fluctuations in exchange rates may significantly increase or decrease the amount of debt and interest expense recorded in our financial statements. We do not currently employ derivative instruments to hedge foreign exchange risk related to our U.S. dollar denominated debt.

We may not have the ability to raise funds necessary to finance any change of control offer required under the 2017 Secured Note Indenture.

If a change of control (as defined in the 2017 Secured Note Indenture) occurs, we will be required to offer to purchase the 2017 Secured Notes at 101% of their principal amount plus accrued and unpaid interest. Our ability to repurchase 2017 Secured Notes upon such a change of control would be limited by our access to funds at the time of the repurchase and the terms of our other debt agreements. The source of funds for any purchase of 2017 Secured Notes would be our available cash, cash generated from our subsidiaries’ operations or other sources, including sales of assets and issuances of debt or equity. In addition, any Future Credit Facility or other debt agreement that we may enter into in the future may contain provisions relating to a change of control. Upon a change of control, we may be required immediately to repay the outstanding principal, any accrued interest on and any other amounts owed by us under any Future Credit Facility or other debt agreement that we may enter into in the future. The source of funds for these repayments would be the same sources noted above to repurchase the notes upon a change of control. However, we cannot assure you that we will have sufficient funds available or that we will be permitted by our other debt instruments to fulfill these obligations upon a change of control in the future, in which case the lenders under any secured debt instruments would have the right to foreclose on our assets, which would have a material adverse effect on us. Furthermore, certain events that constitute a change of control could also constitute an event of default under any future indebtedness, and we might not be able to obtain a waiver of such defaults. In order to avoid the obligations to repurchase the notes upon a change of control, we may have to avoid transactions that would otherwise be beneficial to us.

DIVIDENDS

The Company has not paid dividends to date and the Company has no plans to pay a dividend in the foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

Share Capital

Taseko’s share capital consists of an unlimited number of no par value common shares. As of March 25, 2019, there were 245,944,719 common shares issued and outstanding. In addition, there were 10,015,400 stock options and 3,000,000 share purchase warrants outstanding at March 25, 2019. All shares are required by law to be issued only as fully paid and non-assessable.

The holders of Taseko’s common shares are entitled to one vote for each share on all matters submitted to a vote of shareholders.

There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Taseko rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a wind-up.

There are no constraints imposed on the foreign ownership of securities of Taseko, however an acquisition of control of Taseko by a non-Canadian would be subject to a review by the Canadian government under its foreign investment laws if the aggregate acquisition price were to exceed certain thresholds all of which are much higher than the Company’s current implied value.

Senior Secured Notes

In June 2017, the Company completed an offering of US$250 million aggregate principal amount of senior secured notes (“the Notes”). The Notes mature on June 15, 2022 and bear interest at an annual rate of 8.75%, payable semi-annually on June 15 and December 15, commencing December 15, 2017. The Notes were issued at 99% of par value and the Company incurred other transaction costs of $9.3 million resulting in net proceeds from the offering of $317.6 million (US$240.5 million). The net proceeds were used, along with cash on hand, to redeem the senior notes and to repay a senior secured credit facility and to settle the related copper call option.

The Notes are secured by liens on the shares of Taseko’s wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary’s rights under the joint venture agreement relating to the Gibraltar mine. The Notes are guaranteed by each of Taseko’s existing and future restricted subsidiaries, other than certain immaterial subsidiaries. The Company is able to incur limited amounts of additional secured and unsecured debt under certain conditions as defined in the Note indenture. The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company’s financial performance.

The Company may redeem some or all of the Notes at any time on or after June 15, 2019, at redemption prices ranging from 104.375% to 100%, plus accrued and unpaid interest to the date of redemption. Prior to June 15, 2019, all or part of the notes may be redeemed at 100%, plus a make-whole premium, plus accrued and unpaid interest to the date of redemption. In addition, until June 15, 2019, the Company may redeem up to 35% of the aggregate principal amount of the notes, in an amount not greater than the net proceeds of certain equity offerings, at a redemption price of 108.750%, plus accrued and unpaid interest to the date of redemption. On a change of control, the Notes are redeemable at the option of the holder at a price of 101%.

Purchase and Sale Agreement with Osisko

On March 3, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. (“Osisko”), whereby the Company received an upfront cash deposit payment of US$33 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an amount equivalent to Taseko’s share of all future payable silver production from Gibraltar will be delivered to Osisko. In addition to the initial deposit, the Company receives cash payments of US$2.75 per ounce for all silver deliveries made under the agreement.

The silver sale agreement has a minimum term of 50 years and automatically renews for successive 10-year periods as long as Gibraltar mining operations are active. If the initial deposit is not fully reduced through silver deliveries at current market prices at time of the deliveries, a cash payment for the remaining amount will be due to Osisko at the expiry date of the agreement. The Company’s obligations under the agreement are secured by a pledge of Taseko’s 75% interest in the Gibraltar Joint Venture.

In connection with the silver stream transaction, the Company issued share purchase warrants to Osisko to acquire 3 million common shares of the Company at any time until April 1, 2020 at an exercise price of $2.74 per share.

Ratings

The following table sets out the ratings of Taseko’s senior secured notes by the rating agencies indicated as at March 25, 2019:

Rating Agency
	Standard & Poor’s Rating Services	Moody’s Investor Services
Senior Secured Notes	B	B3
Trend / Outlook	Stable	Stable

Standard & Poor’s Rating Services’ (“S&P”) credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P has assigned Taseko a corporate credit rating of B/Stable. According to S&P, this rating generally means the relevant issuer is vulnerable, but currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the capacity or willingness to meet its financial commitments. The stable outlook reflects

S&P’s expectation that the Company will have sufficient source of liquidity to fund its operations at least over the next 12 months. The ratings from AAA to D may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major categories. In addition, S&P may add a rating outlook of “positive”, “negative” or “stable” which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years).

Moody’s Investor Services’ (“Moody’s”) credit ratings are on a long-term debt rating scale that ranges from AAA to Caa, which represents the range from highest to lowest quality of such securities rated. Moody’s has assigned Taseko a corporate family credit rating of B3 and a credit rating of B3 on the senior secured notes. According to Moody’s this rating generally means that the obligations are considered to be speculative and are subject to high credit risk. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from AA through C. The modifier 1 indicates that the security ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of the generic category.

The credit ratings accorded to the senior notes by S&P and Moody’s are not recommendations to purchase, hold or sell the senior notes as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

MARKET FOR SECURITIES

Taseko’s common shares are listed on the Toronto Stock Exchange (TSX) and the NYSE American Stock Exchange under the symbols TKO and TGB, respectively. The following table shows the price ranges and volume traded by month in 2018, based on trading information published by each Exchange.

	Toronto Stock Exchange			NYSE American Stock Exchange
2018	High (C$)	Low (C$)	Average Daily Share Volume	High (US$)	Low (US$)	Average Daily Share Volume
December	0.97	0.60	243,221	0.75	0.44	535,170
November	0.96	0.80	62,582	0.74	0.59	240,795
October	1.04	0.81	114,973	0.84	0.62	227,143
September	1.09	0.93	234,632	0.85	0.70	429,100
August	1.18	0.90	268,055	0.91	0.68	697,613
July	1.46	1.15	174,510	1.12	0.88	538,662
June	1.80	1.38	273,014	1.40	1.04	1,131,538
May	1.64	1.35	483,755	1.28	1.05	664,400
April	1.72	1.40	373,520	1.36	1.11	614,570
March	1.88	1.42	296,810	1.46	1.10	992,348
February	2.37	1.55	389,284	1.89	1.21	1,006,905
January	2.98	2.06	255,991	2.38	1.65	1,084,486

DIRECTORS AND OFFICERS

As at March 25, 2019, the directors and executive officers of Taseko, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 10,842,489 common shares, representing less than five percent of the total number of common shares outstanding before giving effect to the exercise of options to purchase common shares held by such directors and executive officers. The statement as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Taseko as a group is based upon information furnished by the directors and officers as reflected on SEDI (www.sedi.com).

Name, Position and Office, and Province or State and Country of Residence	Period a Director and/or Officer of Taseko

Directors

Geoffrey Burns, Director North Vancouver, British Columbia, Canada	Since May 2016

Anu Dhir, Director Toronto, Ontario, Canada	Since September 2017

Robert A. Dickinson, Director Lions Bay, British Columbia, Canada	Since January 1991

Russell E. Hallbauer, President, Chief Executive Officer and Director West Vancouver, British Columbia, Canada	Since July 2005

Alex Morrison, Director Castle Pines, Colorado, USA	Since April 2011

Richard Mundie, Director Vancouver, British Columbia, Canada	Since January 2010

Kenneth Pickering, Director Chemainus, British Columbia, Canada	Since December 2018

Ronald W. Thiessen, Chairman of the Board and Director West Vancouver, British Columbia, Canada	Since October 1993

Executive Officers

Brian Battison, Vice President Corporate Affairs Tsawwassen, British Columbia, Canada	Since September 2007

Brian Bergot, Vice President, Investor Relations North Vancouver, British Columbia, Canada	Since March 2014

Scott Jones, Vice President, Engineering North Vancouver, British Columbia, Canada	Since December 2007

John W. McManus, Chief Operating Officer West Vancouver, British Columbia, Canada	Since October 2005

Stuart McDonald, Chief Financial Officer North Vancouver, British Columbia, Canada	Since September 2013

Name, Position and Office, and Province or State and Country of Residence	Period a Director and/or Officer of Taseko

Robert Rotzinger, Vice President, Capital Projects West Vancouver, British Columbia, Canada	Since December 2012

Trevor Thomas, Secretary Vancouver, British Columbia, Canada	Since August 2008

At the annual general meeting held in June 2018, all the directors listed above, were re-elected as directors. All directors have a term of office expiring at the next annual general meeting of Taseko.

All officers have a term of office lasting until their removal or replacement by the Board of Directors. However, there are certain employment agreements in place with respect to these persons which will affect any termination of services.

Committees of the Board of Directors

Audit and Risk Committee

The Audit and Risk Committee is comprised of Richard Mundie (Chair), Geoffrey Burns, and Alex Morrison.

Compensation Committee

The Compensation Committee is comprised of Alex Morrison (Chair), Anu Dhir and Richard Mundie.

Nominating and Governance Committee

The Nominating and Governance Committee is comprised of Anu Dhir (Chair), Alex Morrison and Richard Mundie.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee is comprised of Kenneth Pickering (Chair), Robert A. Dickinson, Russell Hallbauer and Geoffrey Burns.

Principal Occupations and Other Information

Geoffrey Burns, MBA, B.Sc. – Director

Mr. Burns brings over thirty years of senior management experience in the mining industry to Taseko. He is currently the Chairman of Maverix Metals Inc. and until December 2015 was the President, CEO and a Director at Pan American Silver Corp. (“PASC”). During his 12 year tenure at PASC, the company increased its silver production from 7.5 million ounces to over 26 million ounces annually to become the second largest primary silver producer in the world. He has extensive experience throughout North and South America in mine operations and project development having participated in numerous mine construction projects from feasibility study into continuous operation. He has also led numerous capital market transactions including placements of equity, debt and convertible debt, and he was instrumental in completing several cornerstone acquisitions for PASC. Mr. Burns holds a B.Sc. Majors degree in Geology from McMaster University, and an MBA from York University.

Mr. Burns is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Maverix Metals Inc.	Director and Chairman	January 2012	Present
Pan American Silver Corp.	Director	July 2003	December 2015
	President and CEO	May 2004	December 2015
Taseko Mines Limited	Director	May 2016	Present

Anu Dhir, B.A. JD. – Director

Ms. Dhir is a co-founder and executive of ZinQ Mining, a private base metals and precious metals company that focuses on the Latin America region. Prior to ZinQ, she served as Vice President, Corporate Development and Company Secretary at Katanga Mining Limited, a publicly-listed mining company. Katanga has major copper-cobalt mines in the Democratic Republic of Congo. Her portfolio of responsibilities at Katanga covered corporate development, legal advisory, investor relations, governance, and communications.

Ms. Dhir also serves as a non-executive Director for Golden Star Resources and Trillium Health Partners. Ms. Dhir is a graduate of the General Management Program at Harvard Business Schools, she has a law degree (Juris Doctor) at Quinnipiac University and a Bachelor of Arts from the University of Toronto.

Ms. Dhir is, or within the past five years, was a director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Director	July 2008	December 2014
Energulf Resources Ltd.	Director	August 2013	September 2015
Company	Positions Held	From	To
Frontier Rare Earths Limited	Director	November 2010	January 2015
Golden Star Resources	Director	February 2014	Present
Taseko Mines Limited	Director	September 2017	Present

Robert A. Dickinson, B.Sc., M.Sc. – Director

Mr. Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 45 years and was inducted into the Canadian Mining Hall of Fame in 2012. He is Chairman of Hunter Dickinson Inc. (“HDI”) and Hunter Dickinson Services

Inc. (“HDSI”) as well as a director and member of the management team of a number of public companies associated with HDSI. He is also President and Director of United Mineral Services Ltd., a private resources company. He also serves as a Director of Britannia Mine Museum and Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To

Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present

Heatherdale Resources Ltd.	Director	November 2009	Present

Northcliff Resources Ltd.	Director	June 2011	Present

Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present

Quartz Mountain Resources Ltd.	Director	December 2003	February 2019

Taseko Mines Limited	Director	January 1991	Present

Russell E. Hallbauer, P.Eng. – Director, President and Chief Executive Officer

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in the Province. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec. Mr. Hallbauer is a director of HDSI (and HDI), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities.

Mr. Hallbauer is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To

Curis Resources Ltd.	Co-Chairman	September 2012	November 2014
	Director	November 2010	November 2014

Northern Dynasty Minerals Ltd.	Director	April 2008	February 2016

Taseko Mines Limited	President/CEO/Director	July 2005	Present

Alexander Morrison, CPA, CA - Director

Mr. Morrison is a mining executive and Chartered Professional Accountant with over 30 years of experience in the mining industry.

Mr. Morrison is a citizen of the United States and is a resident of the state of Colorado.

Mr. Morrison has held senior executive positions with a number of mining companies, most recently serving as Vice President and Chief Financial Officer of Franco-Nevada Corporation from 2007 to 2010. From 2002 to 2007, Mr. Morrison held increasingly senior positions at Newmont Mining Corporation, including Vice President, Operations Services and Vice President, Information Technology. Prior to that, Mr. Morrison was Vice President and Chief Financial Officer of NovaGold Resources Inc., Vice President and Controller of Homestake Mining Company and held senior financial positions at Phelps Dodge Corporation and Stillwater Mining Company. Mr. Morrison began his career with PricewaterhouseCoopers LLP after obtaining his Bachelor of Arts in Business Administration from Trinity Western University.

Mr. Morrison is, or within the past five years, was a director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Director	May 2010	December 2018
Pershing Gold Corporation	Director	November 2012	February 2018
Gold Resource Corporation	Director	March 2016	Present
Gold Standard Ventures Corp.	Director	August 2017	Present
Taseko Mines Limited	Director	April 2011	Present

Richard Mundie, CPA, CA – Director

Mr. Mundie is a Chartered Professional Accountant with a Bachelor of Commerce degree from the University of British Columbia. Mr. Mundie has held a number of senior leadership positions in the mining sector for over 40 years in key organizations in British Columbia and overseas. From 2005 to 2007, he was Vice President, Asia Affairs and Chief Representative (China), for Teck Cominco Limited. In this role, he was active in the international mining community and participated in several joint programs to build stronger relationships with the Chinese Government.

Mr. Mundie also held the position of Vice President – Commercial for a period of ten years with Teck Cominco. In this role, he was responsible for marketing the company’s commercial mineral products, gaining invaluable experience in Europe, South America, United States, Japan, Korea, and Taiwan.

Between 1983 and 1995, he held a number of financial and leadership positions with Cominco and in 1992, he assumed the role of Director of Business Development with wide responsibilities for mergers, acquisitions and divestitures. Earlier career positions included a number of finance related roles in the resources sector, transport and public accounting with PriceWaterhouseCoopers LLP.

Mr. Mundie is, or within the past five years was, a director of the following public companies:

Company	Positions Held	From	To

Panoro Minerals Ltd.	Director	March 2010	September 2016

Taseko Mines Limited	Director	January 2010	Present

Ronald W. Thiessen, CPA, FCA – Chairman of the Board and Director

Mr. Thiessen is a Chartered Professional Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of HDSI (and HDI), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To

Amarc Resources Ltd.	Director	September 1995	February 2019

	President	September 2000	November 2014

	CEO	September 2000	February 2019

Northern Dynasty Minerals Ltd.	Director	November 1995	Present

	President and CEO	November 2001	Present

Quartz Mountain Resources Ltd.	Director	December 2011	Present

Company	Positions Held	From	To

	President and CEO	December 2011	Present

Taseko Mines Limited	Director	October 1993	Present

	Chairman	May 2006	Present

Kenneth Pickering – Director

Mr. Pickering is a Professional Engineer and mining executive with 40 years of experience in a variety of capacities in the natural resources industry. He has led the development, construction and operation of world-class mining projects in Canada, Chile, Australia, Peru and the United States, focusing on operations, executive responsibilities and country accountabilities.

Mr. Pickering is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To

Enaex S.A. Chile	Director	May 2011	Present

Endeavour Silver Corp.	Director	August 2012	Present

Northern Dynasty Minerals Ltd.	Director	September 2013	Present

Pan Aust Minerals	Director	October 2011	Present

Teck Resources Limited	Director	April 2015	Present

THEMAC Resources Group Limited	Director	March 2011	Present

Brian Battison – Vice President, Corporate Affairs

Mr. Battison is responsible for all matters relating to corporate and public affairs, including government and community relations and external communications. Mr. Battison has many years of experience in both the private and public sectors specializing in policy and program development, strategic planning and issue management.

Mr. Battison is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To

Taseko Mines Limited	Vice President, Corporate Affairs	September 2007	Present

Brian Bergot – Vice President, Investor Relations

Mr. Bergot was appointed Vice President, Investor Relations in March 2014 and has over 20 years of experience in the natural resources sector. Brian joined Taseko in 2006 and has held roles of increasing responsibility, in both Investor Relations and Marketing & Logistics. Prior to his career in mining, Mr. Bergot spent 14 years at Methanex Corporation, a $7 billion BC-based chemical company. At Methanex, he held a number of corporate and operational roles including investor relations and marketing & logistics. As Vice President, Investor Relations, he is responsible for expanding the Company’s shareholder base in the North American and European markets.

Mr. Bergot is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To

Taseko Mines Limited	Vice President, Investor Relations	March 2014	Present

Scott Jones, P.Eng. – Vice President, Engineering

Mr. Jones has over 35 years of experience in the mining industry. Prior to joining Taseko in 2006, he was a Senior Mining Engineer for Teck Cominco where he was involved in property valuation and feasibility studies. He has also held various senior positions in both underground and open pit operations for Teck Cominco and at Barrick Gold’s Hemlo Operations. He has a B.Sc. in Mine Engineering from McGill University.

Mr. Jones is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To

Taseko Mines Limited	Vice President, Engineering	December 2007	Present

John McManus, P. Eng. – Chief Operating Officer

Mr. McManus holds a Bachelor of Science degree in mining engineering from the Colorado School of Mines and a Technologist Diploma in Mining from the British Columbia Institute of Technology.

Mr. McManus has worked in the mining industry in British Columbia for over 30 years where he gained experience in mine operations, mine engineering and environmental management. Prior to joining Taseko in 2005, he was the General Manager, Coal Mountain Operations at Elk Valley Coal Corporation. Before that, Mr. McManus was the Mine Manager at Teck Cominco’s coal mining joint venture Bullmoose operation, General Superintendent at the Elkview coal mine and Superintendent of Engineering at the Quintette operation. His past experience also includes five years working in operations and engineering at the Highland Valley and Lornex copper mines and three years working in gold exploration in the Yukon, British Columbia and California.

Mr. McManus is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To

Taseko Mines Limited	Senior Vice President, Operations	December 2007	December 2013

	Chief Operating Officer	December 2013	Present

Stuart McDonald, CPA, CA – Chief Financial Officer

Mr. McDonald is a Chartered Professional Accountant with over 20 years of experience in mining finance, corporate development, treasury management and financial reporting. Prior to joining Taseko in 2013, he held a number of senior financial positions in the mining industry including Chief Financial Officer of Quadra FNX Mining Ltd. (and its predecessor Quadra Mining Ltd.) from 2007 to 2010, and CFO and Senior Vice President of Yukon Zinc Corp. from 2010 to 2013. He was also Corporate Controller at Cumberland Resources from 2004 until its acquisition by Agnico-Eagle Mines in 2007. Prior to joining the mining industry, he was a Senior Manager at Deloitte & Touche LLP and also spent three years as an Audit Manager with Ernst & Young in the Czech Republic.

Mr. McDonald is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To

Taseko Mines Limited	Chief Financial Officer	September 2013	Present

Robert Rotzinger, P. Eng. – Vice-President, Capital Projects

Mr. Rotzinger has over 20 years of experience in the mining industry with Taseko and predecessor companies. Mr. Rotzinger has been a key participant in the $700 million capital investment program at the Gibraltar Mine including managing the engineering, construction and commissioning of the three phase mine expansion project. In 2014, he was the recipient of the Canadian Mineral Processors Society “Mineral Processor of the Year Award” and in 2010, he was a co-recipient of the Association of Mineral Exploration British Columbia E.A. Scholz Award for Excellence in Mine Development for the expansion and modernization of the Gibraltar Mine. He has also received PowerSmart Excellence Awards from BC Hydro in 2008 for Outstanding Energy Efficient Project and again in 2010 for the Application of New Energy Efficient Technology.

Mr. Rotzinger is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Capital Projects	December 2012	Present

Trevor Thomas, LLB – Secretary

Mr. Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice environment as well as in-house positions and is currently general counsel for Hunter Dickinson Inc. Prior to joining Hunter Dickinson Inc. he served as in-house legal counsel with Placer Dome Inc.

Mr. Thomas is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Secretary	February 2008	Present
Curis Resources Ltd.	Secretary	June 2013	November 2014
Heatherdale Resources Ltd.	Secretary	July 2013	Present
Mineral Mountain Resources Ltd.	Director	September 2016	Present
Northcliff Resources Ltd.	Secretary	June 2011	Present
Quadro Resources Ltd.	Director	June 2017	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
	Director, President and CEO	February 2019	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present
Taseko Mines Limited	Secretary	August 2008	Present

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of Taseko is as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company that was the subject of a cease trade order or similar penalty or sanction while that person was acting in that capacity, or was the subject of a cease trade order or similar penalty or sanction after the director or executive officer ceased to act in that capacity and which resulted from any event that occurred while that person was acting in the capacity of a director or executive officer.

Except as disclosed below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

As publicly disclosed at www.sedar.com, Great Basin Gold Ltd. (“GBG”), a company on whose board Ronald W. Thiessen served became insolvent and was liquidated commencing in 2012. GBG was developing two gold projects using substantial debt financing when gold prices began their precipitous fall. Mr. Thiessen resigned on June 30, 2013.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Potential Conflicts of Interest

Several directors of Taseko also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that as a consequence of their activity in the mineral industry and serving on such other boards that a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Furthermore, it is possible that the directors of Taseko and the directors of one or more such other companies may also agree to allow joint participation on Taseko’s properties or the properties of that other company. Accordingly, situations may arise in the ordinary course which involves a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company on which the director serves. In all such events, any director who might have a disclosable financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Taseko Board, would be obliged to abstain from voting as a Taseko director in respect of any transaction involving that other company(s) or in respect of any property in which an interest is held by him. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfill their duties to act honestly and in the best interests of Taseko.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company has not been subject to any securities regulatory authority or other regulatory authority or court penalty or sanction.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction of the Company other than as set out herein.

Three directors of the Company (Robert Dickinson, Ronald Thiessen and Russell Hallbauer) are also principals of Hunter Dickinson Services Inc. (“HDSI”), a private company. HDSI invoices the Company for the executive services (director fees) of Messrs. Dickinson and Thiessen and for other services provided by HDSI. For the year ended December 31, 2018, the Company incurred total costs of $1.4 million (2017: $1.4 million) in transactions with HDSI. Of these, $0.5 million (2017: $0.6 million) related to administrative, legal, exploration and tax services, $0.5 million related to reimbursements of office rent costs (2017: $0.5 million), and $0.3 million (2017: $0.3 million) related to director fees for two Taseko directors who are also principals of HDSI.

On December 31, 2018, the Company terminated the HDSI services agreement. HDSI will no longer provide any services to the Company effective as of December 31, 2018.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent for its common shares is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia.

MATERIAL CONTRACTS

The following contracts are considered material and have been filed at www.sedar.com:

(a)	Joint Venture Operating Agreement with Cariboo, dated March 18, 2010, whereby the Gibraltar Mine is operated in a 75:25 joint venture with Cariboo; and

(b)

2017 Secured Note Indenture, dated as of June 14, 2017, between the Company and each of the Guarantors Party, and The Bank of New York Mellon, as U.S. Trustee, and BNY Trust Company of Canada, as Canadian Co-Trustee and Collateral Agent. Information on the terms of the 2017 Secured Notes and the 2017 Secured Note Indenture is incorporated by reference from the Company’s material change report dated June 14, 2017 filed on SEDAR on June 24, 2017.

INTERESTS OF EXPERTS

The following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a)

The Company’s independent auditors are KPMG LLP, Chartered Professional Accountants, who have issued independent auditors’ reports dated February 11, 2019 in respect of the Company’s consolidated financial statements as at December 31, 2018 and for the fiscal year ended December 31, 2018 and the Company’s internal control over financial reporting as of December 31, 2018;

(b)	Scott Jones, P. Eng. authored the “Technical Report on the Mineral Reserve Update at the Gibraltar Mine” dated June 15, 2015; and

(c)	Dan Johnson, P.E., authored the “NI 43-101 Technical Report, Florence Copper Project, Florence, Pinal County, Arizona” dated February 28, 2017, amended and restated December 4, 2017.

To our knowledge, Scott Jones and Dan Johnson do not hold, directly or indirectly, more than 1% of our issued and outstanding common shares.

KPMG are the auditors of the Company and have confirmed that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

Based on information provided by the relevant persons, and except as otherwise disclosed in this AIF, none of the persons or companies referred to above has received or will receive any direct or indirect interests in our property or the property of an associated party or an affiliate of ours.

ADDITIONAL INFORMATION

Additional information, including additional financial information, directors’ and officers’ remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, MD&A, proxy circulars and interim financial statements available under the Company’s profile at the SEDAR internet web site (www.sedar.com).

The following documents can be obtained upon request from Taseko’s Shareholder Communication Department by calling (778) 373-4533:

I.	this Annual Information Form, together with any document incorporated herein by reference;

II.

the Annual Report of the Company and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for the Company’s most recently completed financial year; and

III.	the Proxy Circular for the June 7, 2018 annual general meeting of the Company dated May 3, 2018.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

AUDIT AND RISK COMMITTEE

The Audit and Risk Committee has adopted a charter that sets out its mandate and responsibilities, and is attached to this AIF as Appendix A.

Composition of Audit and Risk Committee

The Audit and Risk Committee, consisting of Richard Mundie, Geoffrey Burns and Alex Morrison, reviews all financial statements of the Company prior to their publication, meets with the auditors as part of their review of audit findings, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The charter has set criteria for membership which all members of the Audit and Risk Committee are required to meet consistent with National Instrument 52-110 Audit Committees and other applicable regulatory requirements. The Audit and Risk Committee, as needed, meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

Each Audit and Risk Committee member is an independent director and is financially literate. Mr. Mundie is the Audit and Risk Committee’s chairman. Messrs. Morrison, Burns, and Mundie are financial experts.

Relevant Education and Experience

Disclosure respecting the education and experience of the Audit and Risk Committee is provided in their biographies above. As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

●

the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

●

reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements; and

●	internal controls and procedures for financial reporting.

Code of Ethics

The Company has adopted a code of ethics that applies to all directors, officers and employees of the Company, including the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and other senior finance staff. A copy of the Code of Ethics, which is included as a part of the Company’s Governance Policies and Procedures Manual, is available on the Company’s website at www.tasekomines.com and at the SEDAR internet web site www.sedar.com.

Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two years for professional services rendered by the Company’s audit firm for various services.

Services	Year ended December 31, 2018	Year ended December 31, 2017
Audit Fees[1]	$ 502,000	$ 598,500
Audit Related Fees[2]	–	–
Tax Fees	–	–
All Other Fees	–	–
Total	$ 502,000	$ 598,500
(1)	“Audit Fees” for the year ended December 31, 2017 include fees related to the stream agreement with Osisko, senior secured notes offering, and the short form base shelf prospectus.

(2)	“Audit Related Fees” include services that are traditionally performed by the auditor.

Pre-Approval Policies and Procedures

Management of the Company requests approval from the Audit and Risk Committee for all audit and non-audit services to be provided by the Company’s auditors. The Audit and Risk Committee pre-approves all such services with set maximum dollar amounts for each itemized service. During such deliberations, the Audit and Risk Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated under Canadian independence standards and by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors. No audit-related fees, tax fees or other non-audit fees for such “prohibited services” were approved by the Audit and Risk Committee.

APPENDIX A

Audit and Risk Committee Charter

1. Purpose: Responsibilities and Authority

The Audit and Risk Committee (the “Audit Committee” or “Committee”) shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the Company’s independent auditor, and other matters under the authority of the Committee. The Committee also shall assist the Board of Directors in carrying out its oversight responsibilities relating to the Company’s financial, accounting and reporting processes, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties. In furtherance of this purpose, the Committee shall have the following responsibilities and authority:

(a)	Relationship with Independent Auditor.

(i)        Subject to the law of British Columbia as to the role of the Shareholders in the appointment of independent auditors, the Committee shall have the sole authority to appoint or replace the independent auditor.

(ii)        The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

(iii)        The independent auditor shall report directly to the Committee.

(iv)        The Committee shall approve in advance all audit and permitted non-audit services with the independent auditor, including the terms of the engagements and the fees payable; provided that the Committee Chairman may approve services to be performed by the independent auditors and the fee therefor between Committee meetings if the amount of the fee does not exceed $50,000, provided that any such approval shall be reported to the Committee at the next meeting thereof. The Committee may delegate to a subcommittee the authority to grant pre-approvals of audit and permitted non-audit services, provided that the decision of any such subcommittee shall be presented to the full Committee at its next scheduled meeting.

(v)        At least annually, the Committee shall review and evaluate the experience and qualifications of the lead partner and senior members of the independent auditor team.

(vi)        At least annually, the Committee shall obtain and review a report from the independent auditor regarding:

(A)    the independent auditor’s internal quality-control procedures;

(B)    any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(C)    any steps taken to deal with any such issues; and

(D)    all relationships between the independent auditor and the Company.

(vii)        At least annually, the Committee shall evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

(viii)        The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit, the concurring partner responsible for reviewing the audit, and other audit partners as required by law.

(ix)        The Committee shall consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

(x)        The Committee shall recommend to the Board policies for the Company’s hiring of employees or former employees of the independent auditor who were engaged on the Company’s account or participated in any capacity in the audit of the Company.

(xi)        The Committee shall oversee the implementation by management of appropriate information technology systems for the Company, including as required for proper financial reporting and compliance.

(b)	Financial Statement and Disclosure Review.

(i)        The Committee shall review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether the audited financial statements should be filed with applicable securities regulatory authorities and included in the Company’s annual reports.

(ii)        The Committee shall review and discuss with management (and, to the extent the Committee deems it necessary or appropriate, the independent auditor) the Company’s quarterly financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether such financial statements should be filed with applicable securities regulatory authorities.

(iii)        The Committee shall review and discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the independent auditor’s assessment of the quality of the Company’s accounting principles, any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls over financial reporting, and any special steps adopted in light of material control deficiencies.

(iv)        At least annually and prior to the publication of annual audited financial statements, the Committee shall review and discuss with management and the independent auditor a report from the independent auditor on:

(A)    all critical accounting policies and practices used by the Company;

(B)    all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor’s preferred method was not adopted; and.

(C)    other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company’s financial statements.

(v)        Prior to their filing or issuance, the Committee shall review the Company’s Annual Information Form/Annual Report to the SEC, quarterly and annual earnings press releases, and other financial press releases, including the use of “pro forma” or “adjusted” non-GAAP information.

(vi)        The Committee shall review and discuss with management the financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be specific or it may be in general regarding the types of information to be disclosed and the types of presentations to be made.

(c)        Conduct of the Annual Audit. The Committee shall oversee the annual audit, and in the course of such oversight the Committee shall have the following responsibilities and authority:

(i)        The Committee shall meet with the independent auditor prior to the audit to discuss the planning and conduct of the annual audit, and shall meet with the independent auditor as may be necessary or appropriate in connection with the audit.

(ii)        The Committee shall ascertain that the independent auditor is registered and in good standing with the Canadian Public Accounting Board and the Public Company Accounting Oversight Board (“PCAOB”) and that the independent auditor satisfies all applicable Canadian independence standards (Canadian Auditing Standard 200), PCAOB Rule 3526 and SEC Regulation S-X, Section 2-01. The Committee shall obtain from the auditor a written statement description of all relationships between the auditor and the Company and persons in a financial reporting oversight role at the Company as per PCAOB Rule 3526, that may reasonably be thought to bear on independence.

(ii)        The Committee shall discuss with the independent auditor the matters required to be discussed by PCAOB Auditing Standard No. 16 and Canadian Auditing Standard 260 relating to the conduct of the audit.

(iii)        The Committee shall obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934 and that, in the course of conducting the audit, the independent auditor has not become aware of information indicating that an illegal act has or may have occurred or, if such an act may have occurred, that the independent auditor has taken all action required by Section 10A(b) of the Securities Exchange Act of 1934.

(iv)        The Committee shall make such inquiries to the management and the independent auditor as the Committee members deem necessary or appropriate to satisfy themselves regarding the efficacy of the Company’s financial and internal controls and procedures and the auditing process.

(d)	Compliance and Oversight.

(i)        The Committee shall meet periodically with management and the independent auditor in separate executive sessions. The Committee may also, to the extent it deems necessary or appropriate, meet with the Company’s investment bankers and financial analysts who follow the Company.

(ii)        The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

(iii)        The Committee shall discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies, and regularly review the top risks identified by management and the policies and practices adopted by the Company to mitigate those risks.

(iv)        At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls within 90 days prior to the date of filing of the AIF/Annual Report to the SEC. The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls. As a part of that review, the Committee shall review the process followed in preparing and verifying the accuracy of the required CEO and CFO annual certifications.

(v)        At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor management’s internal control report and assessment of the internal controls and procedures, and the independent auditor’s report on and assessment of the internal controls and procedures. In connection with its review of interim and annual financial statements and related management’s discussion and analysis, the Committee shall confirm with management that the Company (with CEO and CFO participation) has taken all actions required in connection with the certifications required by National Instrument NI 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings.

(vi)        The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(vii)        The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Company’s financial statements or accounting policies.

(viii)        At least annually, the Committee shall meet with the Company’s legal counsel and discuss any legal matters that may have a material impact on the financial statements or the Company’s compliance policies.

(ix)        The Committee shall oversee the preparation of reports relating to the Audit Committee required under applicable laws, regulations and stock exchange requirements.

(x)        The Committee shall exercise oversight with respect to anti-fraud programs and controls.

(e)	Related Party Transactions.

(i)        The Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Compensation Committee.

(ii)        As used herein the term “related party” means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that controls, is controlled by or is under common control with another person. “Related party” includes Hunter Dickinson Services Inc., its principals, and their affiliates.

(f)	Additional duties. The Committee shall perform the following additional duties:

(i)        The Committee shall review and recommend dividend policies.

(ii)        The Committee shall oversee the Company’s insurance program and approve insurance policy limits.

(iii)        The Committee shall review the appointment of senior financial personnel and make recommendations to the Board of Directors regarding the appointment of the Chief Financial Officer.

(iv)        The Committee shall recommend to the Nominating and Governance Committee the qualifications and criteria for membership on the Committee.

(v)        The Committee shall review and discuss with management the requirement for annual public disclosure pursuant to the Extractive Sector Transparency Measures Act and shall be responsible for approving such disclosures.

2.	Structure and Membership

(a)        Number and qualification. The Committee shall consist of three persons unless the Board should from time to time otherwise determine. All members of the Committee shall meet the experience and financial literacy requirements of National Instrument NI 52-110 and the rules of the Toronto Stock Exchange and the NYSE American. At least one member of the Committee shall be a “financial expert” as defined in Item 407 of SEC Regulation S-K.

(b)        Selection and Removal. Members of the Committee shall be appointed by the Board, upon the recommendation of the Nominating and Corporate Governance Committee. The Board may remove members of the Committee at any time with or without cause.

(c)        Independence. All of the members of the Committee shall be “independent” as required for audit committees by National Instrument NI 52-110, the rules of the Toronto Stock Exchange and the NYSE American, and SEC Rule 10A-3.

(d)        Chair. Unless the Board elects a Chair of the Committee, the Committee shall elect a Chair by majority vote.

(e)        Compensation. The compensation of the Committee shall be as determined by the Board.

(f)        Term. Members of the Committee shall be appointed for one-year terms. Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Committee.

3.	Procedures and Administration

(a)        Meetings. The Committee shall meet as often as it deems necessary in order to perform its responsibilities, but not less than quarterly. The Committee shall keep minutes of its meetings and any other records as it deems appropriate.

(b)        Subcommittees. The Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.

(c)        Reports to the Board. The Committee shall regularly report to the Board with respect to such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board.

(d)        Charter. The Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

(e)        Independent Advisors. The Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay appropriate compensation to advisors engaged by the Committee.

(f)        Investigations. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any Officer or other person to meet with the Committee and to access all Company records.

(g)        Annual Self-Evaluation. The Committee shall evaluate its own performance at least annually.

4.	Additional Powers

The Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

5.	Limitation of Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

6.	Committee Member Independence, Financial Literacy and Financial Expert Requirements

A.	Independence

See Appendix 2 of the Company’s Corporate Governance Overview and Guidelines.

B.	Financial Literacy and Financial Expert Requirements

NI 52-110

Section 3.1(4) states that each audit committee member must be financially literate.

Section 1.6 defines the meaning of financial literacy as follows:

“For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.”

NYSE American Section 803(B)(2)(a)(iii)

Each issuer must have an Audit Committee of at least three members, each of whom:

“is able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement. Additionally, each issuer must certify that it has, and will continue to have, at least one member of the audit committee who is financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. A director who qualifies as an audit committee financial expert under Item 407(d)(5)(ii) of Regulation S-K …. is presumed to qualify as financially sophisticated.”

ITEM 407(d)(5)(ii) OF REGULATION S-K, DEFINITION OF FINANCIAL EXPERT

For purposes of this Item, an audit committee financial expert means a person who has the following attributes:

(A)	An understanding of generally accepted accounting principles and financial statements;

(B)	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(C)

Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(D)	An understanding of internal control over financial reporting; and

(E)	An understanding of audit committee functions.

A person shall have acquired such attributes through:

(A)

Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(B)	Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(C)	Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(D)	Other relevant experience.